2014 MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) has been prepared to provide information to shareholders of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) as of the close of business on March 14, 2014, the “record date” for the 2014 annual and special meeting of shareholders to be held on Friday, May 9, 2014 (the “Meeting”).

The Board and management of Silver Standard encourage you to vote your shares at the Meeting. Proxies may be solicited by mail, telephone, email, facsimile or other electronic means as well as by newspaper or other media advertising. Proxies may also be solicited personally, by telephone, email or facsimile by regular employees of the Company, at nominal cost. The Company may also engage other agents, representatives or investment dealers to solicit proxies. The cost of solicitation of proxies will be paid by the Company.

All information in this Circular is as at March 14, 2014 unless otherwise noted. All dollar amounts in this Circular are expressed in United States dollars, and Canadian dollars are referred to as “C$”.

Receiving documents

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, management information circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2013 to shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations. The notice-and-access provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Meeting Materials online.

On or about April 2, 2014, we will mail to Shareholders of record as of the close of business on March 14, 2014 a Notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our financial statements and our management’s discussion and analysis for the year ended December 31, 2013 and how to vote. Shareholders who have requested printed copies of our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2013 will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials, our financial statements or our management’s discussion and analysis for the year ended December 31, 2013 in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials, our financial statements or our management’s discussion and analysis for the year ended December 31, 2013, you should follow the instructions for requesting such materials included in the N&A card.

Copies of the Meeting Materials are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/index.cfm. You may request a paper copy of the Meeting Materials by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders

The N&A card and the proxy form/voting instruction form are being sent to both registered and beneficial shareholders of Silver Standard.

As a shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by completing the enclosed card to send us your instructions.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

Our Board of Directors has approved the contents of this Circular and authorized us to send it to you.

ON BEHALF OF THE BOARD

“John Smith”
John Smith
President and Chief Executive Officer
March 14, 2014

ABOUT THE MEETING

Items of Business

We will cover the following items of business at the meeting:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2013 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy;

6.	Approve an ordinary resolution approving the Company’s amended and restated stock option plan; and

7.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

1.	Receive our financial statements and the auditor’s report

Our consolidated financial statements for the year ended December 31, 2013, and the auditor’s report, are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PricewaterhouseCoopers LLP, the independent auditor for 2013, will be at the meeting to answer your questions.

2.	Set the number of directors

It is proposed to set the number of directors for the following year at seven.

3.	Elect directors

The Board has nominated seven directors for election at the Meeting. The seven nominees are:
Peter Tomsett
Michael Anglin
Richard Campbell
Gustavo Herrero
Richard Paterson
Steven Reid
John Smith

Each of nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2015 annual meeting.

4.	Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay

The Board, on the recommendation of the Audit Committee, is recommending that PricewaterhouseCoopers LLP (“PWC”) be reappointed as the independent auditor to serve until the 2015 annual meeting. PWC has been our auditor since 1998.

You will also be asked to authorize the Board to set the auditor’s pay for 2014.

5.	Advance Notice Policy

The Board has adopted, and is recommending that shareholders approve, an advance notice policy to provide shareholders, directors and management of the Company with a clear framework for nominating directors. In order to remain in effect, the advance notice policy must be ratified, confirmed and approved at the Meeting. See “Confirmation and Approval of the Advance Notice Policy” at page 19.

6.	Stock Option Plan

Under the policies of the Toronto Stock Exchange, the Company’s stock option plan must be approved by shareholders every three years. Certain amendments to the stock option plan are being proposed for approval. The Board is recommending that shareholders approve the amended and restated stock option plan at the Meeting. See “Approval of Amended and Restated Stock Option Plan” at page 20.

7.	Other business

We will consider other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items to be considered at the meeting.

Interest of Certain Persons

None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and approving the stock option plan:

•	our directors or officers, or any person who has held a similar position since January 1, 2013;

•	the nominees for director; or

•	any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business. A quorum is two persons who are, or who represent by proxy, shareholders who, in total, hold at least 33⅓% of the issued common shares entitled to vote at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Shares outstanding and principal holders

Our authorized capital consists of an unlimited number of common shares without par value. We had a total of 80,754,434 common shares issued and outstanding at the close of business on March 14, 2014. We have no other classes of voting securities and we do not have any restricted securities.

Silver Standard is listed on two stock exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol SSO; and

•	Nasdaq Global Market (“Nasdaq”) under the symbol SSRI.

We are not aware of any shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Interests of insiders in material transactions

We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2013 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its shares and for so long as it holds any of its shares.

VOTING

Who can vote

You are entitled to receive notice of and vote at the 2014 annual meeting to be held on May 9, 2014 if you held Silver Standard common shares as of the close of business on March 14, 2014, the record date.

Each common share that you own entitles you to one vote on each item of business at the Meeting.

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Voting at the meeting will be by a show of hands unless a poll is required or requested. Only registered shareholders or proxyholders are allowed to make motions or vote at the meeting.

Registered Shareholders

You are a registered shareholder if you have a share certificate registered in your name.

(a)	Voting by proxy

Peter Tomsett, Chair of the Board of Directors, or failing him, John Smith, President and Chief Executive Officer, have agreed to act as the Silver Standard proxyholders. You can appoint someone other than the Silver Standard proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check their names on the enclosed proxy form. Print the name of the person you want in the space provided. This person does not need to be a shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxyholder will have the discretion to vote as he or she see fit.

If you appoint the Silver Standard proxyholders but do not tell them how to vote your shares, your shares will be voted:

•	For the nominated directors listed on the proxy form and in this Circular;

•	For re-appointing PWC as the independent auditor and authorizing the Board to fix the auditor’s remuneration;

•	For the ratification, confirmation and approval of the Company’s advance notice policy; and

•	For the approval of the Company’s stock option plan.

This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Silver Standard proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Silver Standard proxyholders to be your proxyholder, that person must attend and vote at the meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2 p.m. (Vancouver time) on May 7, 2014, or two business days before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

(b)	Attending the meeting and voting in person

Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

•	a clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the voting instruction form to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a voting instruction form for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A voting instruction form cannot be used to vote at the Meeting.

(a)	Voting using the voting instruction form:

Sign and date the voting instruction form that your intermediary sends to you and follow the instructions for returning the form.

(b)	Attending the meeting and voting in person

Follow the instructions on the voting instruction form from your intermediary and request a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

•	our registered office at: Silver Standard Resources Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4; or

•
our transfer agent: Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.

If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Non-registered shareholders

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the votes

Our transfer agent is Computershare. They will act as scrutineer at the meeting and are responsible for counting the votes. You can contact Computershare at: 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, B.C. V6C 3B9.

We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.silverstandard.com).

DIRECTORS

Number of Directors

Our Board presently consists of seven directors and it is proposed to fix the number of directors for the following year at seven. The management proxyholders will vote for fixing the number of directors at seven, unless instructed otherwise.

Election of Directors

The Board has nominated seven individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2015 annual meeting or until a successor is elected or appointed or if he otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. John Smith, who is the President and Chief Executive Officer of the Company.

There are no term limits and the Board has not approved a retirement policy for directors.

The management proxyholders will vote for the election of the seven director nominees, unless instructed otherwise.

Majority Voting for Directors

The Board has adopted a policy that requires any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director does not participate in these deliberations. This policy does not apply if there is a contested director election.

Information about director nominees

The following charts provide information on the seven director nominees. Included in these charts is: (i) information relating to the nominees’ province or state and country of residence, (ii) the period or periods during which each has served as a director, (iii) their membership on committees of the Board, (iv) other public board memberships held in the past five years, (v) Board and committee meeting attendance in the 12 months ended December 31, 2013; (vi) their present principal occupation and principal occupations held in the last five years; (vii) their current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options and deferred share units (“DSUs”) credited to each nominee; and whether the nominee meets the requirements of our share ownership guidelines.

On March 1, 2013, the Board, on the recommendation of the Corporate Governance and Nominating Committee, approved director share ownership guidelines. Directors are required to acquire common shares and/or DSUs equivalent in value to three times the sum of: (i) the annual director retainer (or, in the case of the Chair, the annual chair retainer); and (ii) the annual deferred share unit award, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. The value of the shares and/or DSUs owned by a director will be determined by the acquisition cost.

The Board has approved a director compensation structure whereby individual directors (other than John Smith, our President and CEO) receive an annual DSU grant of $80,000 (and in the case of the Chair, $140,000) in order to align their interests with those of shareholders in the creation of long-term value. Directors may also elect to receive their annual retainers in DSUs instead of cash. DSUs are redeemed for cash in an amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time the director leaves the Board. See “Director Compensation” on page 62.

Our Corporate Governance and Nominating Committee has responsibility for recommending to the Board the nominees for election as directors at the annual shareholders’ meeting. As part of this process the Committee assesses the board skills and experience necessary to provide effective oversight for the achievement by management of the Company’s strategic objectives. The Committee has determined that the seven director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Peter Tomsett	Michael Anglin	Richard Campbell	Gustavo Herrero	Richard Paterson	Steven Reid	John Smith
Strategic Leadership and Risk Management - Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓
International - Experience working in one or more international jurisdictions	✓	✓	✓	✓	✓	✓	✓
Corporate Finance - Experience in corporate lending/borrowing and public markets transactions	✓	✓		✓	✓		✓
Operations and general management - Production ,exploration and/or logistics experience with a leading mining or resource company; senior level general management /CEO experience in a major mining or industrial company
	✓	✓	✓		✓	✓	✓
Industry Knowledge - Operating or marketing knowledge or experience in the mining industry	✓	✓				✓	✓
Human resources - Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓
Mergers & acquisitions - Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓
Financial Literacy - Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	✓	✓		✓	✓	✓	✓
Information Technology - Experience in information technology with major implementations of management systems		✓	✓		✓	✓	✓
Safety, health, environment and community relations - Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓	✓
Government relations - Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓	✓			✓
Governance/board - Experience as a board member of a major organization	✓	✓	✓	✓	✓		✓

A.E. Michael Anglin

Mr. Anglin is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit and Compensation Committees. During 2013, he also served as a member of the Safety and Sustainability Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Berkeley California, USA Age: 58 Director since: August 7, 2008 Independent 2013 vote result: • For 98.67% • Withheld 1.33%	Other Public Company directorships
Emberclear Corp (February 2011 – Present)
2013 Board/Committee Membership and Attendance(1)
	Board Audit Compensation Committee Safety and Sustainability Corporate Governance and Nominating			8 of 8 5 of 5 4 of 4 1 of 1 5 of 5	100% 100% 100% 100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	Nil	Nil	50,234	50,234	$579,989
	Minimum Acquisition Value Required			Meets Share Ownership Guidelines
	$375,000			Yes

(1)	Mr. Anglin stepped off the Safety and Sustainability Committee and joined the Compensation Committee as of April 1, 2013.

(2)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

Richard C. Campbell, MBE

Mr. Campbell is the Chair of our Safety and Sustainability Committee and a member of the Compensation Committee. During 2013, he also served as a member of our Corporate Governance and Nominating Committee. Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969. He spent the following 32 years with British Petroleum (“BP”), latterly serving as President of BP Alaska before retiring in 2001. Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

Other Public Company directorships
Vancouver, British Columbia, Canada Age: 66 Director since: August 7, 2008 Independent 2013 vote result: • For 98.68% • Withheld 1.32%	None
2013 Board/Committee Membership and Attendance(1)
	Board Compensation Corporate Governance and Nominating Safety and Sustainability			8 of 8 6 of 6 1 of 1 4 of 4	100% 100% 100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	Nil	2,000	31,144	31,144	$359,581
	Minimum Acquisition Value Required			Meets Share Ownership Guidelines
	$375,000			Yes

(1)	Mr. Campbell stepped off the Corporate Governance and Nominating Committee as of April 1, 2013.

(2)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

Gustavo A. Herrero

Mr. Herrero was appointed to our Board of Directors in January 2013 and became a member of our Audit Committee and our Corporate Governance and Nominating Committee on February 4, 2013. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Buenos Aires, Argentina Age: 66 Director since: January 8, 2013 Independent 2013 vote result: • For 98.66% • Withheld 1.34%	Other Public Company directorships
None
2013 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating			8 of 8 5 of 5 4 of 4	100% 100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	Nil	Nil	20,836	20,836	$240,567
	Minimum Acquisition Value Required			Meets Share Ownership Guidelines
	375,000			On target – has until March 1, 2018 to meet this guideline.

(1)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

Richard D. Paterson

Mr. Paterson is the Chair of our Audit Committee and is our Audit Committee financial expert. He serves on our Safety and Sustainability Committee and during 2013 he also served as a member of our Compensation Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Hillsborough, California, USA Age: 71 Director Since: August 7, 2008 Independent 2013 vote result: • For 98.70% • Withheld 1.30%	Other Public Company directorships
None
2013 Board/Committee Membership and Attendance(1)
	Board Audit Compensation Safety and Sustainability		8 of 8 5 of 5 3 of 3 3 of 3		100% 100% 100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	Nil	15,000	52,242	67,242	$776,359
	Minimum Acquisition Value Required			Meets Share Ownership Guidelines
	$375,000			Yes

(1)
Mr. Paterson stepped off the Compensation Committee as of April 1, 2013. Mr. Paterson did not serve on the Safety and Sustainability Committee for the period from February 4 to March 31, 2013. Mr. Paterson also (i) served as a member of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013 and attended 3 of 3 meetings for that Committee in 2013; and (ii) serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013.

(2)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

Steven P. Reid

Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.

Calgary, Alberta, Canada Age: 57 Director since: January 8, 2013 Independent 2013 vote result: • For 98.67% • Withheld 1.33%	Other Public Company directorships
Eldorado Gold Corporation
Board/Committee Membership(1) and Attendance
	Board Compensation Safety and Sustainability		8 of 8 6 of 6 4 of 4		100% 100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	Nil	Nil	13,685	13,685	$194,501
	Minimum Acquisition Value Required			Meets Share Ownership Guidelines
	$375,000			On target – has until March 1, 2018 to meet this guideline.

(1)
Mr. Reid was appointed as a director on January 8, 2013 and was appointed to the Compensation Committee and the Safety and Sustainability Committee on February 4, 2013. Mr. Reid also serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013.

(2)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

John Smith

Mr. Smith is our President and Chief Executive Officer and a member of the Board of Directors. He has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and spent 18 years with BHP Billiton, including serving as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA from Aberdeen University (Distinction).

Vancouver, British Columbia, Canada Age: 57 Director Since: August 6, 2010 Not Independent 2013 vote result: • For 98.74% • Withheld 1.26%	Other Public Company directorships
	None
	2013 Board/Committee Membership and Attendance
	Board		8 of 8		100%
	Options, Common Shares and DSUs (as at March 14, 2014)
	Options	Common Shares	DSUs(2)	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(3)
	972,865	135,000	Nil	135,000	$1,558,675
	Minimum Acquisition Value Required(4)			Meets Share Ownership Guidelines(4)
	N/A			N/A

(1)
Mr. Smith served as a member of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013 and attended 3 of 3 meetings for that Committee in 2013.

(2)	Mr. Smith is an employee director and, therefore, does not receive DSUs.

(3)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

(4)
As our President and Chief Executive Officer, Mr. Smith does not receive directors’ fees and therefore is not specifically subject to the director share ownership guidelines. The Board has committed to reviewing appropriate measures for and implementing executive share ownership guidelines.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board and a member of our Corporate Governance and Nominating Commitee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., latterly serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation in 2006.

Other Public Company directorships
West Vancouver, British Columbia, Canada Age: 56 Director Since: November 7, 2006 Independent 2013 vote result: • For 98.47% • Withheld 1.53%	North American Energy Partners Inc. (November 2006 - Present) Talisman Energy Inc. (December 2009 - Present) African Barrick Gold plc (April 2013 – present)
2013 Board/Committee Membership and Attendance(1)
Board Corporate Governance and Nominating	8 of 8 4 of 4	100% 100%
Options, Common Shares and DSUs (as at March 14, 2014)
Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
Nil	10,000	92,519	102,519	$1,183,658
Minimum Acquisition Value Required	Meets Share Ownership Guidelines
$750,000	Yes

(1)
Mr. Tomsett also (i) served as a member of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013 and attended 3 of 3 meetings for that Committee in 2013; and (ii) serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013.

(2)	Calculated using the closing price of our shares on the TSX on March 14, 2014 (C$12.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1095 at March 14, 2014.

Cease trade orders, bankruptcies, penalties and sanctions

To the best of our knowledge, except, as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.

To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	become bankrupt,

•	made a proposal under any legislation relating to bankruptcy or insolvency, or

•	become subject to or instituted any proceedings, arrangement or compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

APPOINTMENT AND REMUNERATION OF THE AUDITOR

At the Meeting, shareholders will be asked to approve the appointment of PWC as the independent auditor of the Company to hold office until the 2015 annual meeting with remuneration to be approved by the Board. PWC has been our independent auditor since 1998.

For a description of fees paid to PWC in 2012 and 2013 please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as Form 40-F.

The management proxyholders will vote for the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditor to hold office until the 2015 annual meeting with remuneration to be approved by the Board, unless instructed otherwise.

CONFIRMATION AND APPROVAL OF ADVANCE NOTICE POLICY

Background

On February 21, 2014, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule A. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule A. The terms of the Advance Notice Policy are summarized below:

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board of Directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards. If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Management Information Circular dated March 14, 2014 be and is hereby ratified, confirmed and approved;

2.
The Board of Directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The management proxyholders will vote FOR the approval of the Advance Notice Policy Resolution, unless instructed otherwise.
APPROVAL OF AMENDED AND RESTATED STOCK OPTION PLAN
On March 14, 2014, our directors approved the amended and restated Silver Standard Stock Option Plan (the “Plan”) that provides for the issuance of stock options to acquire at any time up to a maximum of 8.5% of our issued and outstanding common shares, including previously granted stock options. The Company’s stock option plan was previously approved by shareholders on May 11, 2011.
Our ability to issue stock options is essential to our ability to compete for, and develop, our business, as we compete with other development and operating companies not only for silver resources, but also for human resources. As we continue to strengthen our foundation as an operating mining company, we continue to build up our operational capacity by hiring the key individuals required for our business. The issuance of stock options forms part of our long-term incentive structure and allows us to attract quality individuals in a highly competitive market as well as incentivize these individuals to maximize shareholder value over the long term as we grow Silver Standard into a premier precious metals producer.
Amendments to the Existing Stock Option Plan
We are not proposing to make any material changes to the existing Plan. A copy of the amended and restated Plan is attached as Schedule B to this circular. The amendments consist of the following:

1)	Directors are no longer eligible to receive options;

2)	The definition of “Change of Control” has been revised to be consistent with our executive employment agreements and our performance share unit plan;

3)	In absence of a vesting determination made by the Board, options will vest over a three year period instead of immediately, as was previously the case; and

4)	Housekeeping amendments have been made to reflect the fact that the Plan is administered through an electronic system and to ensure compliance with U.S. tax laws.
Particulars of the Plan
The following is a summary of the principal terms of the Plan.
Eligible Participants
The Plan provides that stock options may be granted to our officers, employees and service providers (and those of our subsidiaries). For the purposes of the Plan, the term “service provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more.
Shares Available for Issuance
The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 8.5% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). The Plan is considered a “rolling” stock option plan as the number of shares available for issuance under the Plan increases with the number of our issued and outstanding shares. In addition, when a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option again become available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

As of March 14, 2014, we had 80,754,434 of our common shares issued and outstanding and options to acquire 2,156,958 of our common shares outstanding (representing 2.7% of our issued and outstanding common shares). As the Plan provides for the issuance of stock options to acquire at any time up to a maximum of 8.5% of our issued and outstanding common shares, as of March 14, 2014, options to acquire an additional 4,707,169 of our common shares were available for grant (representing 5.8% of our issued and outstanding common shares).

Plan Administration
Under the Plan, our Board of Directors may, from time to time, designate one of our officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan. The Board has currently designated our Corporate Secretary as the Administrator.
Limitations on the Grant of Options
The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options, in what amounts and for what term, subject to the following conditions:

(a)	options may be exercisable for a maximum of ten years from the date of grant. Options are generally granted for a term of seven years;

(b)	options to acquire more than 5% of the issued and outstanding shares may not be granted to any one individual in any one year period;

(c)
the maximum number of shares issuable to insiders under the Plan, together with the maximum number of shares issuable to insiders pursuant to all other security based compensation arrangements, cannot at any time exceed 8.5% of our issued and outstanding shares.

(d)
the maximum number of shares issued to insiders pursuant to the Plan, together with the maximum number of shares issued to insiders pursuant to all other security based compensation arrangements, within a one year period, cannot exceed 8.5% of the issued and outstanding shares.

The Plan provides that other terms and conditions may be attached to a particular stock option, with those terms and conditions to be referred to in a schedule attached to the option certificate.
Exercise Price
The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of the option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”). The Board typically determines the exercise price of options at the greater of (i) the volume weighted average trading price of our shares, calculated by dividing the total value by the total volume of securities traded, for the five trading days immediately preceding the Award Date, and (ii) the closing price of our common shares on the Toronto Stock Exchange on the day preceding the Award Date. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.
Stock Appreciation Rights
The Plan grants our Board the discretion to allow a holder on exercise of an option to receive either:

(a)
the number of our common shares obtained by dividing (i) the difference between the volume weighted average trading price of our common shares for the five days preceding the exercise of the option and the exercise price, multiplied by the number of common shares in respect of which the option would otherwise be exercised upon payment of the aggregate exercise price by (ii) the volume weighted average trading price of our common shares for the five days preceding the exercise of the option; or

(b)	a cash payment equal to the amount of money calculated in accordance with clause (a).
Expiration or Termination
The Board generally approves the grant of stock options for a term of seven years and will also expire or terminate upon occurrence of the following events:

Event	Expiry/Termination(1)
Termination for cause	Expire immediately upon termination
Termination without cause/resignation	Expire 30 days after the end of the notice period or otherwise as determined by the Board
Expiry of a service contract	Expire 30 days after the expiry of the service contract
Death of optionholder	Expire on the first anniversary of the date of death

(1)	Subject to such date not extending beyond the original expiry date of the applicable option.
If an option expires during a trading blackout or within 10 business days after the date on which the blackout ends, then the expiry date of the option will be extended for a period of 10 business days after the date on which the trading blackout ends.
Vesting
Stock options granted to officers, employees or service providers vest as determined by the Board on a case by case basis. In the event no determination is made by the Board, and for all outstanding stock options, vesting is on the basis of: 1/3 one year after the Award Date; 1/3 two years after the Award date; and 1/3 three years after the Award Date. The Board believes this vesting schedule appropriately incentivizes the option holder to perform with the long-term goals of the Company in mind and aligns the option holder’s interests with those of the Company’s shareholders. In the event of a Change of Control (as defined in the Plan), all options outstanding shall immediately vest and be exercisable.
Amendments
Shareholder approval will be required in respect of:

(a)	any amendment to the number of our common shares issuable under the Plan;

(b)	any amendment which reduces the exercise price of an option;

(c)	any amendment to the transferability or assignability of an option, except as otherwise permitted by the Plan;

(d)	any amendment extending the term of an option beyond its original expiry date, except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by shareholders under applicable law.
The Board may approve all other amendments to the Plan or options granted under the Plan in its discretion without shareholder approval. The following types of amendments would not require shareholder approval:

(a)	amendments of a “housekeeping” or administrative nature;

(b)	amendments necessary to comply with the provisions of applicable law or stock exchange rules;

(c)	any amendment which increases the exercise price of an option;

(d)	any expansion of the scope of persons eligible to participate in the Plan;

(e)	amendments respecting administration of the Plan;

(f)	any amendment to the vesting provisions of the Plan or any option;

(g)
any amendment to the early termination provisions of the Plan or any option, whether or not the option is held by one of our insiders, provided the amendment does not entail an extension beyond the original expiry date of the option; and

(h)	amendments necessary to suspend or terminate the Plan.
Assignment of Options
Options are not assignable or transferable, other than in the event of an option holder’s death. In such event, the option holder’s personal representative may exercise any portion of the option holder’s outstanding options for a period of one year following the option holder’s death.
Financial Assistance
Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder. We will not provide financial assistance to option holders to assist them in exercising their stock options, provided, however, that the Board may, in its discretion, authorize the Administrator to make arrangements with one or more investment dealers to make loans to the holders of options of the funds required by them to pay all or a portion of the aggregate exercise price payable upon the exercise of options. Such arrangements, if any, will be solely between any such investment dealer and holder of options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.
Copy of the Plan
A copy of the Plan will be available for viewing up to May 9, 2014, the date of the Annual and Special Meeting, at our offices at 800 – 1055 Dunsmuir Street, Vancouver, B.C., and on May 9, 2014, at the Annual and Special Meeting.
Approval of the Plan
According to the policies of the TSX, all rolling stock option plans must be approved by:

(a)	a majority of the issuer’s directors; and

(b)	the issuer’s shareholders;
when instituted and thereafter every three years.
On March 14, 2014 the Board of Directors approved the Plan and recommended approval by the shareholders of the Company. Accordingly, we will seek shareholder approval of the Plan at the Meeting. In the event the Plan is not approved by our shareholders:

a)	previously allocated options will continue unaffected by disapproval of the resolution;

b)	no further options will be granted under the Plan; and

c)	previously granted options will not be available for re-allocation if they are cancelled prior to exercise.
Our shareholders will be asked to consider and, if thought fit, pass the following resolution at the Meeting:
“RESOLVED THAT:

1.
the amended and restated Silver Standard Stock Option Plan (the “Plan”) adopted by the Board of Directors of the Company on March 14, 2014, and attached as Schedule B to the Management Information Circular dated March 14, 2014, including the reservation for issuance under the Plan of a maximum of 8.5% of the issued common shares of the Company, be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the Plan in accordance with its terms until May 9, 2017, and all unallocated options under the Plan are hereby approved; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions and filings as the Company may be required to make to give effect to this resolution.”

The management proxyholders will vote FOR the resolution to approve the renewal of the Plan, unless instructed otherwise.

GOVERNANCE

About the Board

The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.

The Board has a written mandate that sets out its duties and responsibilities, including:

•	reviewing and approving strategic plans prepared or updated by management and monitoring annual progress in relation to strategic plans;

•	reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	monitoring the integrity of our financial statements;

•	monitoring our compliance with legal and regulatory requirements;

•	monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	assisting management in identifying our principal business risks; and

•	ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The full text of the mandate is attached as Schedule B to this Circular.

Position Descriptions

The Board has developed written position descriptions for all Chairs. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) that responsibilities and obligations of the Committee are met and (iii) that the Committee is organized to function independently of management.

The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including (i) reviewing and implementing strategies to advance the Company's mission and objectives and to promote revenue, profitability and growth as an organization, (ii) budgeting and monitoring performance against budget and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources. This position description is reviewed annually.

Director independence

A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.

All of our directors are considered to be independent other than Mr. John Smith because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.

The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other Committee meetings are held as considered necessary. In the year ended December 31, 2013, in-camera sessions without members of management present were held at seven of eight Board meetings, four of five Audit Committee meetings, six of six Compensation Committee meetings, two of four Corporate Governance and Nominating Committee meetings and four of four Safety and Sustainability Committee meetings.

Other directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter W. Tomsett	North American Energy Partners Inc. Talisman Energy Inc. African Barrick Gold plc
A.E. Michael Anglin	Emberclear Corp.
Steven Reid	Eldorado Gold Corporation

None of the directors of the Company currently serve together on the board of any other company.

Director attendance

During the fiscal year ending December 31, 2013, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (8 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (4 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate
A.E. Michael Anglin(1)	8	5	4	4	1	100%
Richard C. Campbell, MBE(2)	8	-	6	1	4	100%
Gustavo Herrero	8	5	-	4	-	100%
Richard D. Paterson(3)	8	5	3	-	3	100%
Steven Reid(4)	8	-	6	-	4	100%
John Smith	8	-	-	-	-	100%
Peter W. Tomsett(5)	8	-	-	4	-	100%

(1)	Mr. Anglin stepped off the Safety and Sustainability Committee and joined the Compensation Committee as of April 1, 2013.

(2)	Mr. Campbell stepped off the Corporate Governance and Nominating Committee as of April 1, 2013.

(3)
Mr. Paterson stepped off the Compensation Committee as of April 1, 2013. Mr. Paterson did not serve on the Safety and Sustainability Committee for the period from February 4 to March 31, 2013. Mr. Paterson also (i) served as a member of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013 and attended 3 of 3 meetings for that Committee in 2013; and (ii) serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013.

(4)
Mr. Reid was appointed as a director on January 8, 2013 and was appointed to the Compensation Committee and the Safety and Sustainability Committee on February 4, 2013. Mr. Reid also serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013.

(5)
Mr. Tomsett also (i) served as a member of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013 and attended 3 of 3 meetings for that Committee in 2013; and (ii) serves as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2013

Ethical conduct

Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.

The Board has approved a Code of Conduct, a Whistleblower Policy and an Anti-Corruption and Anti-Bribery Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.

The Code of Conduct has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Conflicts of interest

We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.

If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.

Board committees

The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Safety and Sustainability Committee.

All committee charters are reviewed annually and are posted on our website at www.silverstandard.com.

Audit Committee

The following table sets out the members of the Audit Committee, and dates of service, during 2013:

Period	Committee Members
January 1, 2013 – February 3, 2013	John R. Brodie (Chair), Richard Paterson and Michael Anglin
February 4, 2013 – December 31, 2013	Richard Paterson (Chair), Michael Anglin and Gustavo Herrero

All members of the Audit Committee are, and during 2013 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Mr. Paterson is our Audit Committee financial expert.

The Audit Committee is responsible for:

•	overseeing financial reporting, internal controls, the audit process and the establishment of “whistle-blower” and related policies;

•	recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation;

•	pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

•	reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.

Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s annual information form for the fiscal year ended December 31, 2013 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The Company is listed on both the TSX and on Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with the Nasdaq requirements as if we were a U.S. domestic issuer.

Compensation Committee

The following table sets out the members of the Compensation Committee, and dates of service, during 2013:

Period	Committee Members
January 1, 2013 – February 3, 2013	Richard Paterson (Chair), John R. Brodie and Richard Campbell
February 4, 2013 – March 31, 2013	Richard Paterson (Chair), Richard Campbell and Steven Reid
April 1, 2013 – December 31, 2013	Steven Reid (Chair), Michael Anglin and Richard Campbell

All members of the Compensation Committee are, and during 2013 were, independent.

Additional disclosure regarding the Compensation Committee is provided below under the heading “Compensation Discussion & Analysis – Compensation Governance”.

Corporate Governance and Nominating Committee

The following table sets out the members of the Corporate Governance and Nominating Committee, and dates of service, during 2013:

Period	Committee Members
January 1, 2013 – February 3, 2013	Michael Anglin (Chair), Richard Campbell and Peter Tomsett
February 4, 2013 – March 31, 2013	Michael Anglin (Chair), Richard Campbell, Gustavo Herrero and Peter Tomsett
April 1, 2013 – December 31, 2013	Michael Anglin (Chair), Gustavo Herrero and Peter Tomsett

All members of the Corporate Governance and Nominating Committee are, and during 2013 were, independent.

The Corporate Governance and Nominating Committee is responsible for:

•	reviewing the corporate governance policies and procedures of Silver Standard;

•	identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

•	in the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	recommending to the Board, on an annual basis, director nominees for each Board committee.

Nomination of Directors

The Corporate Governance and Nominating Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board. The Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The Committee reviews this information to consider whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.

In reviewing potential director candidates, the Corporate Governance and Nominating Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. In this process, the Committee specifically considers diversity, and in particular gender diversity. The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. The Committee then makes recommendations to the Board regarding potential director candidates.

Safety and Sustainability Committee

The following table sets out the members of the Safety and Sustainability Committee, and dates of service, during 2013:

Period	Committee Members
January 1, 2013 – February 3, 2013	Richard Campbell (Chair), Michael Anglin and Richard Paterson
February 4, 2013 – March 31, 2013	Richard Campbell (Chair), Michael Anglin and Steven Reid
April 1, 2013 – December 31, 2013	Richard Campbell (Chair), Richard Paterson and Steven Reid

All members of this Committee are, and were during 2013, independent directors.

The duties and responsibilities of the Committee include:

•	reviewing and confirming Silver Standard’s systems in the areas of safety, health, security, environment and community relations;

•
annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Silver Standard established systems and report performance to the Board;

•	assessing the effectiveness of the Silver Standard safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
ensuring that any aspects of safety, health, security, environment and community relations that may materially affect Silver Standard’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors also meet with members of the executive management team and country managers to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.

An annual strategy meeting is organized with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2013, all directors attended a site visit to the Company’s Pirquitas mine in Argentina. To facilitate access to director education, all of our directors have become members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.

Assessments

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the Board, Committees and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and Committees.

Evaluations are undertaken through formal questionnaires. The evaluation form asks the directors to assess the effectiveness of the Board and its Committees in respect of: Board organization and structure; Board culture; Board information and resources, managing the affairs of the Board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee requests each director to complete the evaluations for return to the Company’s Corporate Secretary to summarize the results for the Corporate Governance and Nominating Committee Chair. The Corporate Governance and Nominating Committee Chair then discusses with individual directors the questionnaires as necessary, and reports the results to the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

REPORT ON EXECUTIVE COMPENSATION – LETTER TO SHAREHOLDERS

This letter provides an overview of our Company’s executive compensation philosophy, our business performance in 2013 and highlights the areas of significant focus in 2013.

Compensation Philosophy

We believe that people are our primary asset and the key to achieving our strategic and operational objectives. Our compensation strategy is designed to attract highly-qualified and motivated executives dedicated to the long-term success of the Company and creation of value for our shareholders. We strive to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts.

We believe that a pay for performance structure aligns executives with the long-term interests of our shareholders. Our executive compensation structure is performance-based, driven by the achievements of both the individual and the Company. We emphasize a “pay-for-performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, stock options and performance share units.

We operate in a capital intensive industry with a view to investing for long-term shareholder value. In addition to investing in tangible assets, we must invest in our human capital to support our strategic objectives. While our share price at the end of 2013 reflected the impact of negative market conditions, we believe that the investment in our management team is beginning to show returns with the announcement on February 3, 2014 of our acquisition of the Marigold mine in Nevada, U.S.A. for $275 million in cash. This acquisition is a major achievement in our strategy to upgrade our portfolio and production profile.

2013 Business Performance

Under the leadership of John Smith, President and Chief Executive Officer, our management team worked to reduce the impact of external market factors, and in particular the decline of the silver price from $30.31 per ounce at January 1, 2013 to $19.47 per ounce at December 31, 2013. Key achievements realized from these efforts were:

•	Delivered strong production at Pirquitas: We produced 8.2 million ounces of silver, in line with guidance, and a record 27.0 million pounds of zinc.

•
Achieved lower cost profile:  Our successful restructuring program resulted in cash costs of $12.87 per payable ounce of silver sold, down 24% from the $16.88 reported in 2012 and below 2013 guidance range. Instituted cost discipline throughout the organization.

•	Added to a strong liquidity position: We completed a $265 million convertible note offering and asset sales contributing to our cash balance of $415.7 million as at December 31, 2013.

•
Realigned Pitarrilla development:  Subsequent to new Mexican mining tax laws, we deferred the construction decision for the larger capital, open pit project and initiated review of lower capital, underground project option.

•	Created value through rationalization of our portfolio: We completed the sale of the San Agustin project for cash and shares valued in excess of $70 million pre-tax.

•	Advanced project portfolio: We commenced drill permitting for the Bonita Zone at San Luis in Peru and initiated drill program at San Luis del Cordero in Mexico.

Despite these accomplishments, our share price declined in 2013 due to negative investor sentiment toward mining equities that are exposed to high cost inflation, large capital expenditure requirements and volatile commodity prices. Silver Standard has been particularly impacted due to our production profile with one mine in a politically challenging jurisdiction.

Key Areas of Compensation Focus for 2014

We continuously review our executive compensation programs to ensure they are aligned with creation of value for our shareholders. We focus on benchmarking against appropriate peer groups and ensure there is a strong correlation between pay and performance. Within that context, we have identified, and in some cases already approved, the following key items for 2014:

•	Consistent with our focus on cost management, the Board held executive salaries at 2013 levels, with no adjustments going into 2014;

•	The Board has committed to reviewing appropriate measures for and implementing executive share ownership guidelines;

•
The Board has approved an amendment to the payout structure under the Performance Share Unit Plan to drive corporate performance, including providing that no payouts will be made if the Company’s total shareholder return performance is less than the 33rd percentile as compared to the comparator group. These amendments were effective for the three-year performance period beginning January 1, 2014 and ending December 31, 2016;

•	The Board has approved an Executive Incentive Compensation Recoupment Policy (a “clawback” policy) in the event of a restatement of financial results; and

•
To allow executives and employees throughout the organization to participate in and be motivated by the creation of shareholder value, the Board has approved the implementation of an employee share purchase plan.

The Compensation Committee will continue to work with Meridian Compensation Partners, its independent compensation consultant, to refine our compensation structure to ensure it is fully aligned with key drivers of financial performance and creation of shareholder value.

Respectfully,

Steven Reid
Michael Anglin
Richard Campbell

COMPENSATION PRACTISES AT SILVER STANDARD

We do:

✓ Provide Pay-for-Performance
• The ratio of the CEO’s performance-based compensation to total compensation is structured to be 50%. In addition, when stock options are considered, the ratio of the CEO’s pay-at-risk to total compensation is 75%
• The ratio of the CEO’s performance-based equity awards to time-based equity awards granted in 2013 was 50%
• 70% of the CEO’s STIP payout is based on achievement of corporate objectives and the payout is capped at 200% of base salary
• PSU Plan awards are earned based on relative TSR based on a rigorous payout scale
• For the 2014-2016 performance period, PSU Plan’s payout scale was restructured to increase the rigour, as shown on pages 48 and 49. Threshold (partial) PSU payouts will only be earned at the end of the performance period if the Company’s TSR performance is at the 33rd percentile as compared to the comparator group
• NEO base salaries were not increased for 2014, consistent with the focus on cost management and enhancing corporate performance
✓ Mitigate undue risk in compensation programs
✓ Have a robust clawback policy
✓ Have an anti-hedging policy and an insider trading policy
✓ Commit to implement executive share ownership guidelines in 2014
✓ Provide modest perquisites with sound business rationale
✓ Provide double-trigger cash severance to the NEOs upon a change-in-control
✓ Provide reasonable post-employment benefits
✓ Have an independent Compensation Committee, with all members being independent directors
✓ Retain an independent Compensation Consultant that provides no other services to the Company
✓ Work to improve compensation disclosure on several fronts as part of an ongoing effort to strengthen shareholder communication and engagement

We do not:

X Reprice underwater stock options (all options to our NEOs prior to December 31, 2013 are out-of-the-money and none of our NEOs exercised options for a realized gain in 2013)
X Pay dividends on unearned PSUs
X Provide tax gross-ups for modest perquisites
X Grant stock options to outside directors

COMPENSATION DISCUSSION & ANALYSIS

This Compensation, Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program. We report our financial results in US dollars. As such, compensation amounts contained in this section are reported in US dollars unless otherwise stated.

Our disclosure is organized as follows:

•	Introduction	Page 36
•	Performance Analysis	Page 38
•	Compensation Philosophy and Principles	Page 40
•	Compensation Governance	Page 41
•	Compensation Risk Management	Page 43
•	Components of Compensation	Page 44
•	2013 Compensation Results	Page 51
•	Termination and Change of Control Benefits	Page 59
•	Director Compensation	Page 62
•	Compensation Advice	Page 65

For the year ended December 31, 2013, our Named Executive Officers (“NEOs”) were:

•	John Smith, our President and Chief Executive Officer (“CEO”);
•	Gregory Martin, our Senior Vice President and Chief Financial Officer (“CFO”);
•	Alan Pangbourne, our Senior Vice President, Projects;
•	W. John DeCooman, our Vice President, Business Development Strategy; and
•	Andrew Sharp, our Vice President, Technical Services.

Introduction

We are engaged in the exploration, development and production of silver-dominated mineral properties in six countries across the Americas. We are focused on generating cash flow through optimizing commercial production at our Pirquitas Mine and on advancing the Pitarrilla Project, the San Luis Project and other projects within our project pipeline towards development and commercial production. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.

The mining industry has been experiencing a very competitive labour market that is expected to continue in the foreseeable future as the industry continues to see aging of the available workforce and reduction in the supply of experienced talent. As Silver Standard transitions to an operating company, we are building a team of highly-qualified and motivated individuals dedicated to consistent operation and long-term performance in order to produce value for our shareholders.

We have designed a competitive and flexible compensation structure to attract, motivate and retain the highly-qualified individuals required to grow our business and to deliver on our objectives. Our compensation programs emphasize a pay for performance approach in which an individual’s short- and long-term compensation depends upon individual and Company performance, with the over-riding objective of increasing long-term shareholder value. Market competitive incentive compensation is based upon the achievement of performance targets with upside potential for achievement of and reward for superior performance.

The Compensation Committee (the “Committee”) has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from independent advisors.

We drive long-term shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results or our share price performance:

•	Short-term incentive compensation which is earned to the extent that corporate objectives, financial targets, operational goals and individual objectives are met;

•	Performance Share Unit Plan awards which are earned only if our relative total shareholder return (“TSR”) reaches certain levels; and

•	Stock options, the value of which depends entirely on our share price.

Our at-risk compensation for our executives is illustrated in the table below as a percentage of target total direct compensation:

Percentage of Compensation at Risk
President and CEO	75.0%
Senior Vice Presidents	69.2%
Vice Presidents	60.0%

Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term shareholder value. We believe that we are well-positioned to build shareholder value through the following key strengths:

•	We have a demonstrated ability to advance projects from the exploration stage, through development to production;

•
We have an extensive project portfolio, including the Pitarrilla Project and the San Luis Project that provide us with the opportunity to grow organically and to create value through advancing projects towards development or monetization;

•	We generate cash flow from our Pirquitas Mine that we intend to use to fund the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive silver belts throughout this region;

•
We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, including the acquisition of the Marigold mine in Nevada, U.S.A. announced on February 3, 2014; and

•	Our management team and Board of Directors have proven commercial, exploration, development and operating experience.

We continue to stay focused on our growth strategy which we believe will deliver long-term value to shareholders. While our share price in 2013 was impacted by external events, including a significant reduction in the price of silver, we focused on opportunities to increase near-term value and on delivering on our long-term strategy. This is reflected by the increase in our share price to C$12.81 on March 14, 2014 from C$7.37 at December 31 2013 which we believe is attributable to the progress we are making on achieving our strategic objectives, including our announcement of the acquisition of the Marigold mine. This acquisition is expected to grow shareholder value with the addition of a producing mine contributing operating cash flow and upgrading our portfolio.

Performance Analysis

The following chart compares the total cumulative shareholder return for C$100 invested in the Company’s common shares on January 1, 2009, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

For the financial years ended		December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
Common Shares of Silver Standard Resources Inc.	100.00	118.25	142.98	72.49	76.25	37.89
S&P / TSX Composite Total Returns Index	100.00	135.05	158.83	145.00	155.42	175.61

Our share price declined in 2013 due to negative investor sentiment toward mining equities that are exposed to high cost inflation, large capital expenditure requirements and volatile commodity prices.  Silver Standard has been particularly impacted due to our production profile with one mine in a politically challenging jurisdiction. In 2013, the lack of market confidence in the sustainability of a high price for silver led investors to expect reduced margins and volatile earnings. As a result, investors seeking commodity exposure moved away from mining equities, including Silver Standard, to other asset classes or physical metal such as bullion and coins. This trend is reflected in the chart below that demonstrates the alignment in share price reduction between Silver Standard and its peer group in the industry and demonstrates the recent increase in our share price.

(1)	The peer group used for this graph consists of the companies identified as the comparator group for the Tranche 5 PSUs. See “Long-term Incentive Compensation – Performance Share Units” on page 46.

While the Company’s share price decreased over the 5 year period ending December 31 2013, compensation to NEOs has increased. In its transition from an exploration company to an operating company, Silver Standard has necessarily recruited a strong executive team to manage this progression. We continued to see increased competition for experienced executive talent in the mining industry and it is expected that this trend will continue in the future as the supply of talent decreases. The result of this trend is a talent deficit and higher expectations for compensation within the marketplace. This has had a particular impact on the Company as it builds value at its operating mine and progresses its development projects and exploration activities, supported by a team of highly-qualified and motivated individuals who are committed to producing long-term value for shareholders. In growing the Company, we have seen increases in the compensation of new executives relative to the market in which we compete for talent.

It is important to note that the total compensation for the NEOs, as disclosed in the Summary Compensation Table in our previous management proxy circulars, includes the grant date value of option- and share-based compensation. As such, the total compensation disclosure does not reflect the decrease in value of option- and share-based compensation caused by the decline in our share price, which ultimately aligns our executive compensation with shareholder experience. This is illustrated by the following table which compares the grant date value of options and performance share units awarded to Mr. John Smith, our President and Chief Executive Officer from his date of hire on August 1, 2010 to December 31, 2013, to the value of those awards at December 31, 2013.

Stock options			Performance Share Units
Grant Date(1)	Grant Date Fair Value ($)(2)(6)	Value at December 31, 2013 ($)(3)	Tranche	Grant Date	Grant Date Fair Value ($)(4)(6)	Value of vested PSUs ($)(3)(7)	Value of unvested PSUs at December 31, 2013 ($)(3)(7)
August 13, 2010	4,271,888	0	1(5)	January 27, 2011	616,612	160,776	N/A
January 27, 2011	581,058	0	2	January 27, 2011	616,612	89,943	N/A
January 18, 2012	548,408	0	3	January 18, 2012	625,249	N/A	281,038
January 25, 2013	675,632	0	4	January 25, 2013	628,122	N/A	345,633

(1)	Options granted on August 13, 2010 represent a new hire grant. All other options were granted as part of the annual long-term incentive awards to executives.

(2)	See detailed description of valuation methodology and assumptions under the heading “2013 Option-Based Awards Valuation”.

(3)
Value of the options and the Tranche 3 and 4 unvested performance share units is based on a market value of C$7.37, the closing price per common share on the TSX as of December 31, 2013. Value for the Tranche 3 and 4 performance share units assumes vesting at 100%. Tranche 1 performance share units vested at 50% on January 29, 2013 and were paid out on February 28, 2013. Tranche 2 performance share units vested at 50% on December 31, 2013 and were paid out on January 14, 2014.

(4)	See detailed description of methodology and assumptions under the heading “2013 Share-Based Awards Valuation”.

(5)
Tranche 1 was a one-time special grant that was awarded to recognize the transition for executives in the first two years from an annual long-term incentive award of 100% stock options granted annually to the new long-term incentive structure with 50% of the long-term incentive award granted in PSUs (vesting only after a three-year performance period) and only 50% granted in stock options on an annual basis, and in recognition of the fact that the new program would otherwise significantly reduce the grant value of the long-term incentive grant for the first two years of the new program

(6)
Mr. Smith is remunerated in Canadian dollars and amounts contained in these columns are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013, 0.9996 for 2012 and 0.9891 for 2011.

(7)	Amounts in these columns are converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0636 at December 31, 2013.

All options granted to our NEOs prior to December 31, 2013 are currently out-of-the-money. None of our NEOs exercised options for a realized gain in 2013. Our NEOs are committed to improving our financial performance and growing shareholder value.

Compensation Philosophy and Principles

We recognize that people are our primary asset and our principal source of competitive advantage. Our success depends upon a group of highly-qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our shareholders and to be a leader in our industry.

Our compensation philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions. Our executive compensation structure is performance-based, driven by the achievements of both the individual and the Company.

Our compensation strategy is to provide a total compensation package that is competitive in the industry, flexible and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a very competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be drawn primarily from mid-tier and senior producer companies within the mining industry as well as developed internally.

In order to accomplish our goals and to ensure that our executive compensation program is consistent with our stated mission and strategy, the Board of Directors has approved the following compensation principles:

(2)
The Company will provide a competitive and flexible compensation program for its senior executives that will attract, motivate and retain the highly-qualified individuals necessary to grow our business. Our desire is to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts; and

(3)
Compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes, or as otherwise determined in the discretion of the Board.

Compensation Governance

The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at Silver Standard. The Compensation Committee (the “Committee”) assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

•	developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior officers;

•	reviewing and providing guidance to the Board with respect to the compensation, including compensation criteria and incentives, of the directors of Silver Standard;

•
reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by Silver Standard for the provision of compensation to employees of, directors of and consultants to Silver Standard; and

•	reviewing and approving the compensation discussion and analysis and disclosure of director and executive compensation contained in this Circular.

Role of Management

Management implements the compensation structure approved by the Compensation Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Mr. Smith, our President and Chief Executive Officer, also provides the Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the executives and other key succession candidates. Mr. Smith also provides recommendations to the Committee for salary increases and short- and long-term incentive awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant in its decision-making process, however, these recommendations are not determinative.

Members of the Compensation Committee

The following table sets out the members of the Compensation Committee, and dates of service, during 2013:

Period	Committee Members
January 1, 2013 – February 3, 2013	Richard Paterson (Chair), John R. Brodie and Richard Campbell
February 4, 2013 – March 31, 2013	Richard Paterson (Chair), Richard Campbell and Steven Reid
April 1, 2013 – December 31, 2013	Steven Reid (Chair), Michael Anglin and Richard Campbell

All members of the Compensation Committee are, and during 2013 were, independent.

Steven Reid: Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries.

Michael Anglin: Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, and had extensive experience in human resources and compensation matters at various levels within the organization, including executive compensation.

Richard Campbell: Mr. Campbell has over 20 years experience in senior management positions dealing with human resources and compensation matters for interdisciplinary groups. He spent many years as a member of a global group charged with the selection and remuneration of senior executives in a multinational resource company.

No member of the Committee: (i) had any interest in any material transactions involving Silver Standard; (ii) was indebted to Silver Standard during the fiscal year ended December 31, 2013; (iii) was an officer or employee of Silver Standard during the fiscal year ended December 31, 2013; or (iv) with the exception of Mr. Anglin who acted as interim Chief Executive Officer from January 19, 2010 to August 6, 2010, was formerly an officer of Silver Standard.

None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Committee or our Board.

The Committee regularly reviews our executive compensation programs and policies to ensure alignment with our corporate strategy and shareholder interests. The Committee also reviews the program from a risk perspective to ensure that it does not encourage excessive or inappropriate risk-taking.

Executive Performance Evaluation and Succession Planning

The Compensation Committee has responsibility for overseeing the performance evaluation of and succession planning for the President and Chief Executive Officer and the other executive officers. The Committee receives an annual report from the President and Chief Executive Officer regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Committee also receives formal reports midway through the year and at year-end on the performance evaluation leadership development progress for each of the executives. The Committee makes recommendations to the Board on salary increases and performance awards to our executives based on these performance evaluations.

Compensation Risk Management

The Compensation Committee has responsibility for oversight and management of compensation risk at Silver Standard. As part of its mandate, the Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and processes is satisfied that the Company’s executive compensation structure does not create undue risks or promote risk-taking behavior.

Executive Compensation Recoupment Policy

The Board of Directors has approved an Executive Incentive Compensation Recoupment Policy that entitles it to (i) require executives to reimburse the Company for or (ii) forfeit any bonus, short-term incentive award or long-term incentive award if:

•	the Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement (a “restatement”); and

•	the amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.

Hedging of Securities

No director or officer of Silver Standard is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Silver Standard securities granted as compensation or held, directly or indirectly, by such director or executive officer.

Trading of Securities

All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy which prohibits trading of Silver Standard securities while in possession of material undisclosed information and during regular or special blackout periods.

Share Ownership Guidelines

The Board has committed to reviewing appropriate measures for and implementing executive share ownership guidelines in 2014 to align executives’ interests with those of shareholders and to mitigate against undue risk taking.

Components of Compensation

Our executive compensation program is made up of four components that target performance over different time periods: base salary; short-term incentive compensation; long-term incentive compensation; and benefits and perquisites.

The Company also provides a group registered retirement savings plan for all employees, including executives, in the corporate office in Vancouver.  The plan provides that we will match the employee’s contributions from 4% to 6% of their salary based upon the length of service to the Company and up to the allowable limit established by the Canada Revenue Agency.

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an individual’s level of responsibility and accountability within the Company as well as experience
Variable	Short-term incentives	Cash	Annual
•    Linked to the achievement of specific financial and operational objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0 to a maximum of 200% of target

	Long-term incentives	PSUs	3 year performance period	• Aligns executive reward with shareholder value • Typically 50% of annual LTI award • Vesting is dependent on achievement of TSR performance relative to the comparator group • PSUs are settled in cash
		Stock options	3 years vesting period	• Aligns executive reward with shareholder value • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, group RRSP		Employment and post-employment
Perquisites	Parking		Annual

Base salary, benefits and perquisites

Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company. During the last several years, competition among resource companies for skilled executives has been intense and the base salaries of recently hired executives have been established through negotiation in the market place.

Salaries are reviewed annually and base salaries may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.

For 2013, base salaries for each NEO were reviewed by our Compensation Committee and changes were approved by the independent members of the Board, in consultation with our CEO and based on discussion, analysis and review of compensation data provided by the Hay Group on our peer group of companies and the PWC Canadian mining survey of base salaries. The selection of our peer group is based on two principal criteria: (1) companies that are similar to Silver Standard in terms of roles, operations, locations, staff levels, projects and market capitalization; and (2) companies which are a potential source of executive talent. The peer group for 2013 included:

Agnico-Eagle Mines Ltd.	AuRico Gold Inc.	Centerra Gold Inc.
Coeur d’Alene Mines Corp.	Eastern Platinum Ltd.	Eldorado Gold Corp.
Golden Star Resources Ltd.	Hecla Mining Co.	HudBay Minerals Inc.
IAMGOLD Corporation	KGHM International	New Gold Inc.
Pan American Silver Corp.	QuadraFNX Mining Ltd.	Stillwater Mining Co.
Thompson Creek Metals Co. Inc.

The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Committee. We will continue to monitor relevant market data and our peer group, to ensure competitiveness of base salaries for our executives.

We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance and group registered retirement savings plan (“RRSP”) to employees. These benefits are made available to our NEOs. Mr. Martin, Mr. Pangbourne and Mr. DeCooman receive a perquisite in the form of paid parking at the Vancouver corporate office.

Short-term incentive compensation

The objective of our short-term incentive plan (“STIP”) is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.

The STIP rewards the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STIP payouts are scaled depending on actual performance compared to the approved objectives. The target STIP award ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of base salary for achievement of “stretch” objectives) and are weighted on achievement of corporate and personal objectives as follows:

	Target STIP Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Personal Objectives
President and CEO(1)	100	70%	30%
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%

(1)	In 2011 and 2012, Mr. Smith’s STIP was weighted 100% on corporate objectives.

The Company’s corporate objectives for 2013 are set out in the table entitled “Silver Standard Resources – Corporate Objectives 2013” on page 53 and Mr. Smith’s 2013 personal objectives are set out in the table entitled “CEO Personal Objectives 2013” on page 54. The CEO develops individual objectives for each member of the senior management team, which are submitted to the Committee for review and recommendation to the Board for final approval. Detailed information regarding the personal objectives for 2013 for NEO’s other than Mr Smith is set out on page 55.

We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Committee also retain the right to exercise discretion when making short-term incentive compensation recommendations to the Board to reflect extraordinary events and/or market conditions.

Long-term incentive (“LTI”) compensation

The objective of the LTI program is to ensure the appropriate level of long-term reward/risk to motivate executive performance and provide retention of senior management. Prior to 2010, our LTI program consisted only of Company stock options. In 2010, our Board approved a new LTI program, which was introduced in January 2011 to provide a greater “at risk” component of executive compensation. The current LTI program includes a Performance Share Unit Plan (the “PSU Plan”) that provides for grants of Performance Share Units (“PSUs”) in addition to stock options. PSU and stock option grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company.

Performance Share Units

PSUs are intended to increase the alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.

The number of PSUs granted to the NEOs is based on a target award of from 50% to 100% of base salary (50% for Vice Presidents, 75% for Senior Vice Presidents and 100% for the CEO) divided by the greater of the closing price of the common shares on the trading date immediately preceding the award date and the volume weighted average price on the TSX (“VWAP”) for the five-day period immediately prior to the date of the award.

PSUs vest on the vesting date, defined in the Plan as the date on which the performance period ends. The number of PSUs that vest is based on achievement of our TSR compared to the TSR of the group of comparator companies (the “TSR comparator group”) as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the performance percentage achieved. PSUs are paid out in cash to the participant. The payout is determined by multiplying the number of PSUs vested by the five-day VWAP on the vesting date.

For Tranche 1, 2, 3 and 4 PSUs, the performance percentage is determined as follows:

a)	if the Company’s TSR is less than the 25th percentile as compared to the TSR comparator group, the performance percentage is 0%;

b)	if the Company’s TSR is equal to or greater than the 25th percentile, but less than the 50th percentile, as compared to the TSR comparator group, the performance percentage is 50%;

c)
if the Company’s TSR is equal to or greater than the 50th percentile, but less than the 75th percentile, as compared to the TSR comparator group, the performance percentage is TSR comparator group, the performance percentage is 100%;

d)	if the Company’s TSR is equal to or greater than the 75th percentile, but less than the 100th percentile, as compared the TSR comparator group, the performance percentage is 150%; or

e)	if the Company’s TSR is equal to the 100th percentile as compared to the TSR comparator group, the performance percentage is 200%.
The TSR comparator group is determined based on the following criteria: (a) companies in the precious metals segment, with similar revenue, market capitalization, operations and projects;

and (b) companies that reflect our competition for investment dollars. The TSR comparator group is reviewed annually for continued appropriateness and approved by the Board. Revisions to the TSR group are made to account for acquisitions, other changes in corporate profile and lack of current data to ensure continued relevance.

The following table sets out the TSR comparator group and the performance period for the PSUs awarded to our NEOs for performance periods beginning January 1, 2011, 2012 and 2013.

Comparator Companies	Tranche #1(1) January 1, 2011 - December 31, 2012	Tranche #2 January 1, 2011 - December 31, 2013	Tranche #3 January 1, 2012 - December 31, 2014	Tranche #4 January 1, 2013 - December 31, 2015
Alamos Gold Inc.	✓	✓	✓	✓
Alexco Resource Corp.			✓
Allied Nevada Gold Corp.	✓	✓	✓	✓
Aurcana Corporation				✓
AuRico Gold Inc.	✓	✓	✓	✓
Compania de Minas Buenaventura	✓	✓	✓	✓
Centamin Egypt Ltd.	✓	✓	✓
Coeur d’Alene Mines Corporation	✓	✓	✓	✓
Endeavour Silver Corp.			✓	✓
European Goldfields Ltd.	✓	✓	✓	✓
First Majestic Silver Corp.			✓	✓
Fortuna Silver Mines Inc.			✓	✓
Fresnillo plc	✓	✓	✓	✓
Golden Star Resources Inc.	✓	✓	✓	✓
Hecla Mining Company	✓	✓	✓	✓
Hochschild Mining plc;	✓	✓	✓	✓
International Minerals Corp.			✓
IAMGOLD Corporation	✓	✓	✓	✓
Ivanhoe Mines Ltd.	✓	✓	✓	✓
New Gold Inc.	✓	✓	✓	✓
Northgate Minerals Corp.	✓	✓	✓	✓
NovaGold Resources Inc.	✓	✓	✓	✓
Pan American Silver Corp.	✓	✓	✓	✓
Silver Wheaton Corp.	✓	✓	✓	✓
Silvercorp Metals Inc.	✓	✓	✓	✓
Tahoe Resources Inc.				✓
Market price for silver	✓	✓	✓	✓

(1)
Tranche 1 was a one-time special grant that was awarded to recognize the transition for executives in the first two years from an annual long-term incentive award of 100% stock options granted annually to the new long-term incentive structure with 50% of the long-term incentive award granted in PSUs (vesting only after a three-year performance period) and only 50% granted in stock options on an annual basis, and in recognition of the fact that the new program would otherwise significantly reduce the grant value of the long-term incentive grant for the first two years of the new program.

•	Changes for 2014

On December 3, 2013, the Compensation Committee approved an amendment to the PSU Plan such that, for Tranche 5 PSUs (awarded for the performance period January 1, 2014 to December 31, 2016) and future PSU awards, the performance percentage is determined as follows:

a)
for achievement of the Company’s TSR above the 50th percentile and up to the 100th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 101% to 200% calculated on a linear basis;

b)	if the Company’s TSR is equal to 50th percentile compared to the TSR of the Comparator Companies, 100%;

c)
for achievement of the Company’s TSR above the 33rd percentile but less than the 50th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 51% to 75% calculated on a linear basis; or

d)	if the Company’s TSR is equal to the 33rd percentile as compared to the TSR of the Comparator Companies, 50%; or

e)	if the Company’s TSR is less than the 33rd percentile as compared to the TSR of the Comparator Companies, 0%.

Performance level (relative TSR)	Payout (% of grant vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil

The comparator group for the Tranche 5 PSUs consists of the following companies:

Alamos Gold Inc.	Alexco Resource Corp.	Allied Nevada Gold Corp.
Aurcana Corporation	Aurico Gold Inc.	Compania des Minas Buenaventura
Coeur d’Alene Mines Corp.	Endeavour Silver Corp.	First Majestic Silver Corp.
Fortuna Silver Mines Inc.	Fresnillo plc	Golden Star Resources Ltd.
Great Panther Silver Ltd.	Hecla Mining Co.	Hochschild Mining plc
IAMGOLD Corporation	McEwen Mining Inc.	New Gold Inc.
Pan American Silver Corp.	Primero Mining Corp.	Scorpio Mining Corporation
Silvercorp Metals Inc.	Silvercrest Mines Inc.	Tahoe Resources Inc.

Stock options

Stock options are also used as part of our LTI program, to retain our executives while aligning their interests with those of our shareholders by providing incentive to grow the Company and increase the wealth of our shareholders, through an increase in our share price. Under our Stock Option Plan, grants are made annually at the market price of the underlying common shares, which is calculated as the greater of (i) the closing price of our common shares on the TSX on the day preceding the applicable award date; and (ii) the VWAP for the five trading days preceding the applicable award date. The vesting schedule for our stock options is currently as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. The term for exercising stock options is seven years.

The number of options granted to each executive is reviewed by the Committee and approved by the Board. The Committee recommends to the Board the grant of options taking into account individual performance, targets under our approach to LTI, a participant’s ability to contribute to our long term growth, stock option grants in the prior year and the need to retain talented executives. Based on this discussion and our Stock Option Plan design, option grants to executives are determined on a target award of from 50% to 100% of base salary (50% for Vice Presidents, 75% for Senior Vice Presidents and 100% for the CEO).

2013 Compensation Results

Summary Compensation Table

The table shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2013, 2012 and 2011. The compensation for the NEOs are stated in US dollars, but are paid in Canadian dollars.

Name and principal position	Year	Salary(1) ($)	Share Based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
John Smith(8) President and CEO	2013 2012 2011	650,548 647,134 631,888	628,122 625,249 1,233,223	675,632 548,408 581,058	669,415 517,707 Nil(6)	Nil Nil Nil	39,045 15,827 33,169	2,662,762 2,354,325 2,479,338
Gregory Martin Senior Vice President and CFO	20,132,012	339,838 299,286	237,122 Nil	254,543 1,197,479	300,503 247,099	Nil Nil	30,042 27,508	1,162,050 1,771,373
Alan Pangbourne(5) Senior Vice President Projects	2,013	369,154	Nil	649,577	327,375	Nil	9,022	1,355,129
W. John DeCooman, Vice President, Business Development and Strategy	2013 2012 2011	296,630 295,093 288,141	143,786 142,553 334,472	154,129 125,038 105,550	156,843 142,382 146,958	Nil Nil Nil	27,716 22,983 7,861	777,107 728,049 882,982
Andrew Sharp Vice President, Technical Services	2013 2012 2011	286,435 285,114 101,102	138,741 142,553 0	149,001 125,038 354,150	175,299 165,366 101,102	Nil Nil Nil	16,185 10,067 2,067	765,662 728,139 558,422

(1)
NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013, 0.9996 for 2012 and 0.9891 for 2011. Base salaries in this table for Mr. Pangbourne in 2013, Mr. Martin in 2012 and Mr. Sharp in 2011 represent amounts paid for their period of service during the applicable year.

(2)	Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading “2013 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent options granted as part of the annual compensation package of each NEO (and on hire, Mr. Sharp in September, 2011, Mr. Martin in January, 2012 and Mr. Pangbourne in March, 2013). See detailed description of valuation methodology and assumptions below this table under the heading “2013 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for term life insurance, disability insurance and group RRSP payments made by us on their behalf, as applicable, and for Mr. Martin, Mr. DeCooman and Mr. Pangbourne payment for parking at the corporate office in Vancouver. Payments made by the Company in respect of RRSP contributions, life insurance and health benefits (which are made on behalf of all employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)	Mr. Pangbourne joined the Company on February 26, 2013.

(6)
Mr. Smith was eligible to receive a bonus of $281,250 in accordance with the terms of our Short Term Incentive Plan but he recommended that he not receive his annual incentive award for the year ended December 31, 2011. The Compensation Committee and Board concurred with his recommendation.

(7)	Mr. Smith does not receive additional compensation for his services as a director of the Company.

Short Term Incentive Plan Results

STIP - Corporate Objectives

The Board approves short-term incentive targets each year based upon the recommendation of the Committee. When setting targets, the Board strives to make them challenging but achievable. The Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals

The Company’s corporate targets for achievement on short-term incentives in 2013 are set out in the table below. The target STIP award ranges from 50% to 100% of base salary (actual payouts can range from 0% up to 200% of target for achievement of “stretch” goals) for each executive. For the NEOs the short-term incentive awards are weighted 70% for corporate objectives and 30% for personal objectives. For the years ended December 31, 2011 and 2012, short-term incentive awards for Mr. Smith, our CEO, were based 100% on achievement of the corporate objectives.

2013 Corporate Objectives
Area	Objective Target	Target Weight (%)	Actual Weight Based on Results (%)	COMMENTS
Safety	High-potential incidents trending positive with specific actions being taken to mitigate top category	5	5	This objective was met at target with increased reporting of high potential incidents indicating a maturing safety system
Environment	Zero environment significant spills	5	5	This objective was met at target
Security	Mexico security processes being followed and no community interruption of ongoing work at sites	5	10	One community incident occurred at Pirquitas with no significant impact on production. No security issues occurred in Mexico resulting in this objective being achieved at stretch.
Pirquitas	A target for the production of silver ounces was established A target for reduction of operating expense was established	10 10	25
We produced 8.2 million ounces of silver at Pirquitas resulting in achievement of this objective at threshold.

We reported achievement of $12.87 per payable ounce of silver sold which resulted in achievement of this objective at stretch

Development	Obtain a construction decision on one major project or a major project monetized	20	10
Significant progress was made on key items for the Pitarrilla project, including land access, securing a joint venture partner and submission of the environmental impact assessment. However, the project was impacted with silver price drop and Mexico tax increases. As a result, this objective was only achieved at threshold.

Exploration	2 properties to be advanced through pipeline (any category) with 2 properties farmed out or monetized	15	15	This objective was met with the sale of San Agustin and Challacollo
Liquidity	Pirquitas re-structured to achieve $12/ounce silver direct site cash costs run rate by the end of the year	20	20	This objective was met at target
	Develop and implement funding strategy for corporate needs	10	12	Objective achieved just above target with issuance of convertible notes and reduction of cash held in Argentina. Funding requirements for Pirquitas met in-country.
		100	102

(1)	Safety Override - if there is a fatality there will be no safety award

(2)
Significant Spill - All spills that are included in the reporting organization's financial statement (e.g. due to resulting liabilities) or spills required to be reported to regulator within jurisdiction the spill occurred; also includes any offsite logistics incidents impacting water courses.

The Board approved a performance achievement of 102% on the 2013 corporate objectives.

STIP – individual objectives

For the NEOs the individual performance component is weighted at 30% of the bonus potential, with the ability to over-achieve based on accomplishments of the individual (described below).

CEO Personal Objectives 2013
Area	Objective Target	Target Weighting (%)	Actual Weighting based on Performance (%)	Actual Results
Safety	Focus on preventative measures and learnings from accidents and incidents. Push organization transparency and reporting. Lead by example, especially on sites.	20	15	Enhancement of the Safety program commenced and Safety Summit was held with senior management. The Safety of our people is crucial and requires constant attention and continuous improvement
People Development	Grow the executive capability of leadership team. Do by delegation, support, direction and mentoring.	20	40	Deliberate personnel moves to challenge and develop the leadership team. Personal development plans also put in place for personal growth and succession opportunities
Growth - Pitarrilla	Develop clear plan for Pitarrilla project	20	10	Pitarrilla was being advanced toward a construction decision when external factors (Mexican tax changes) changed the outlook for the project
Growth – San Luis	Develop clear plan for San Luis project	20	0	Work has continued with the San Luis communities but a clear path forward was not established during 2013
Stewardship	Maintain performance at Pirquitas Manage through pit transition and action structural review of long-term mine plan	20	40
The Company’s performance was maintained and a significant and successful cost cutting exercise was established to maintain the competitiveness of Pirquitas despite a significant drop in the silver price

Total		100%	105%

The Board approved a performance achievement of 105% on Mr. Smith’s 2013 personal objectives. With the Board approved achievement of 102% on the 2013 corporate objectives, Mr. Smith achieved a combined 103% for a total STIP payout of $669,415.

Payouts to the other NEO’s under the STIP for corporate and individual performance in 2013 are set out in the following table:

NEO 2013 STIP Performance
Name	Nature of Personal Objectives	Achievement on Personal Objectives (%)	Base Salary ($)	Target Bonus (%)(1)	Target Bonus ($)(1)	Total 2013 Bonus
						Bonus as a % of Target(1)	Total Bonus ($)(1)
Gregory Martin Senior Vice President and CFO	• Systems development • Risk management, cost and cash management • Leadership development • Development of funding strategy	155	339,838	75	254,879	117.9	300,503
Alan Pangbourne(2) Senior Vice President Projects	• Leadership development • Advancement of Pitarrilla project • Cost restructuring at Pirquitas • Health, safety, environment, security and community relations	95	369,154	75	327,702	99.9	327,375
W. John DeCooman, Vice President, Business Development and Strategy	• Leadership development • Investor engagement • Concentrate sales • Advancement of M&A strategy • Monetization of marketable securities • Pitarrilla joint venture	114.50	296,630	50	148,315	105.8	156,843
Andrew Sharp Vice President, Technical Services	• Leadership development • Property value assessment • Involvement in M&A activity • Assuming acting general manager role at Pirquitas	170	286,435	50	143,218	122.4	175,299

(1)	Reflects combined achievement of corporate and personal objectives.

(2)	Mr. Pangbourne joined the Company on February 26, 2013.

(3)	Amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

2013 Share-Based Awards Valuation

For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the greater of the closing price of the common shares on the trading date immediately preceding the award date and the VWAP for the five-day period immediately prior to the date of the award. The Tranche 1 PSU transition grant was determined by using 100% of the applicable NEO’s salary, divided by the greater of the closing price preceding the award date and the 5 day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted (rounded to the nearest hundred). Tranche 2, Tranche 3 and Tranche 4 PSU grants were determined by using 50% of the Vice-President NEO’s salary, 75% of the Senior Vice-President NEO’s salary and, in the case of the CEO, 100% of his salary, divided by the greater of the closing price preceding the award date and the 5-day VWAP share price prior to the award date (C$23.14 for Tranche 2, C$15.41 for Tranche 3 and C$12.99 for Tranche 4) to establish the number of PSUs to be granted.

The grant date fair value in the Summary Compensation Table on page 51 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of our common shares and our relevant ranking in the TSR comparator group as at the valuation date.

2013 Option-Based Awards Valuation

The value of options granted in the years ended December 31, 2011, 2012 and 2013 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2013	2012	2011
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.34	1.23	2.20
Expected life (years)	4.2	4.2	4.8
Expected volatility (%)	55.4	58.0	55.0

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table on page 51 is the same as the accounting fair value recorded by the Company at the time of grant.

We awarded the following stock options to the NEOs in the years ended December 31, 2011, 2012 and 2013:

Option Recipients (NEOs)	Grant Date	Number of Options	Exercise Price (C$)	Black-Scholes Value (C$)
John Smith (annual grant) W. John DeCooman (annual grant)	January 27, 2011	54,500 9,900	23.14	12.40
Andrew Sharp (on hire)	November 17, 2011	50,000	15.64	7.01
John Smith (annual grant) W. John DeCooman (annual grant) Andrew Sharp (annual grant)	January 18, 2012	77,065 17,571 17,571	15.41	7.11
Gregory Martin (on hire)	January 31, 2012	150,000	17.47	7.98
John Smith (annual grant) Greg Martin (annual grant) W. John DeCooman (annual grant) Andrew Sharp (annual grant)	January 25, 2013	125,150 47,150 28,550 27,600	12.99	5.56
Alan Pangbourne (on hire)	March 12, 2013	150,000	10.10	4.46

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all outstanding share- and option-based awards for each NEO at December 31, 2013.

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
John Smith	77,065 54,500 500,000 125,150	15.41 23.14 17.38 12.99	Jan. 18, 2019 Jan. 27, 2018 Aug. 13, 2020 Jan. 25, 2020	0 0 0 0	90,438	626,671	89,942
Gregory Martin	150,000 47,150	17.47 12.99	Jan. 31, 2019 Jan 25, 2020	0	18,880	130,825	N/A
Alan Pangbourne	150,000	10.10	Mar. 12, 2020	0	N/A	N/A	N/A
W. John DeCooman	26,667 10,000 9,900 17,571 28,550	23.57 24.41 23.14 15.41 12.99	May 15, 2019 Dec. 16, 2019 Jan. 27, 2018 Jan. 18, 2019 Jan. 25, 2020	0 0 0 0 0	20,647	143,069	16,263
Andrew Sharp	17,571 27,600 50,000	15.41 12.99 15.64	Jan. 18, 2019 Jan. 25, 2020 Nov. 17, 2021	0 0 0	20,247	140,297	N/A

(1)
The value of the options is based on a market value of C$7.37, the closing price per common share on the TSX as of December 31, 2013. These options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)	Share-based awards reflect PSUs granted to the NEOs.

(3)
Included in this column are the Tranche 3 and 4 PSUs. Value assumes vesting at 100% and is calculated based on a market value of C$7.37, the closing price per common share on the TSX as of December 31, 2013. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially not at all.

(4)	Amounts in this column relate to Tranche 2 PSUs that vested December 31, 2013 and were paid out in January, 2014.

(5)
Amounts in this table are calculated using the closing price of our shares on the TSX on December 31, 2013 (C$7.37), converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0636 at December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows:

•	Total value of options that vested during 2013;

•	Total value of PSUs that vested in 2013; and

•	Short-term incentive awards earned in 2013 and paid in 2014.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
John Smith	Nil	258,922	669,415
Gregory Martin	Nil	Nil	300,503
Alan Pangbourne	Nil	Nil	327,375
W. John DeCooman	Nil	76,837	156,843
Andrew Sharp	Nil	Nil	175,299

(1)
Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2013, on the date they vested. As of December 31, 2013, no options that vested in 2013 were in the money.

(2)
Amounts in this column relate to the Tranche 1 PSUs which vested on January 29, 2013 and were paid on February 28, 2013 and the Tranche 2 PSUs which vested on December 31, 2013 and were paid on January 14, 2014.

(3)	Amounts in this column represent short-term incentive plan payments that will be paid in March, 2014 for performance in 2013.

(4)	Amounts in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

Termination and Change of Control Benefits

Employment Agreements

We have entered into employment agreements with each of our NEOs. Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (i) termination without cause; and (ii) a termination without cause or for good reason within 12 months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares. “Good reason” will arise within 12 months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.

The table below summarizes the termination and change of control benefits provided to our NEOs:

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability, Retirement or Death	Change of Control
Base Salary - CEO	No payment	24 months	No payment	No payment	36 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years.	No payment	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	The Compensation Committee has the discretion to determine that unvested PSUs vest and to determine the performance percentage to be applied
If the PSU Plan has been assumed by the acquirer, if an executive is terminated other than for cause by Company or resigns with good reason then: (a) if the termination date is less than halfway through the performance period, the PSUs vest and are paid out at 100% in an amount proportionate to the elapsed performance period; and (b) if the termination date is more than halfway through the performance period, the PSUs vest and are paid out at 100%.

If the acquirer does not continue the PSU Plan, all outstanding PSUs vest 100%, or at such other percentage as is determined by the Committee, and are paid out in an amount proportionate to the elapsed performance period at the date of the change in control.

Stock Options	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board.	Expire on date of termination	Expire on the first anniversary of the date of death	All options vest immediately upon a change of control

Amounts Payable on Termination without Cause

The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2013.

Name	Base Salary ($)	Bonus ($)	Share-Based Awards ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
John Smith	1,259,872	512,411	Nil	Nil	52,123	1,824,406
Gregory Martin	658,142	483,891	Nil	Nil	20,291	1,162,325
Alan Pangbourne	846,182	634,637	Nil	Nil	14,026	1,494,846
W. John DeCooman	574,464	304,543	Nil	Nil	16,094	895,102
Andrew Sharp	554,719	258,744	Nil	Nil	15,397	828,861

(1)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0636 at December 31, 2013.

Amounts Payable on Termination on Change of Control

The table below sets out the estimated incremental payments that would have been due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2013.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards(1)(2) ($)	Share Based Awards ($)	All Other Compensation ($)	Total ($)
John Smith	1,889,808	768,616	Nil	283,102	78,184	3,019,711
Gregory Martin	658,142	483,891	Nil	39,653	20,291	1,201,978
Alan Pangbourne	846,182	634,637	Nil	Nil	14,026	1,494,846
W. John DeCooman	574,464	304,543	Nil	64,642	16,094	959,744
Andrew Sharp	554,719	258,744	Nil	63,799	15,397	892,660

(1)
Assumes no exchange of options held by NEOs and the vesting of all outstanding options. Calculated based on the difference between the closing price of our shares on the TSX on December 31, 2013 (C$7.37) and the exercise price of the option.

(2)	As at December 31, 2013, no stock options were in the money.

(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0636 at December 31, 2013.

Director Compensation

Our directors receive the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$45,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$110,000, in place of the annual director retainer fee, annual Committee member retainer fee and annual Committee chair retainer fee.

•	Each Committee member, excluding the Committee chair, receives an annual retainer of C$5,000;

•	The Audit Committee chair receives an annual retainer of C$15,000;

•	The other Committee chairs receive an annual retainer of C$10,000.

•	Retainer fees may be awarded in either cash or DSUs, at the election of the individual director.

•	Directors are also provided an annual deferred share unit (“DSU”) award equivalent in value to C$80,000 for individual directors and C$140,000 for the Chair, paid quarterly.

There has been no increase in director compensation since 2012.

Messrs. Tomsett, Brodie and Paterson served as a members of the Pricing Committee established in connection with the offering of our convertible notes which closed in January, 2013. No additional compensation was paid for service on the Pricing Committee.

Messrs. Tomsett, Paterson and Reid serve as members of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company has been named as a defendant. Mr. Tomsett receives C$5000 per quarter as Chair and Messrs. Paterson and Reid receive C$2500 per quarter for service as members of the Special Committee.

Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

The Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three times the sum of: (i) the annual cash retainer; and (ii) the annual deferred share unit award (in total $375,000 for directors and $750,000 for the Chair) of value in our common shares and/or deferred share units, valued based on the acquisition cost, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for common shares or deferred share units he or she has acquired exceeds $375,000, or $750,000 in the case of the Chair, he or she will not be required to make up any shortfall in the value of his or her existing holdings.

The following table sets out all amounts of compensation provided to our directors, other than Mr. Smith, for the year ended December 31, 2013. Mr. Smith, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)	Share-based awards(2) ($)	Option-based awards ($)	All other compensation ($)	Total Compensation ($)
A.E. Michael Anglin	65,656	82,392	Nil	Nil	148,048
John R. Brodie, FCA(3)	16,736	20,598	Nil	Nil	37,334
Richard C. Campbell, MBE	63,081	82,392	Nil	Nil	145,473
Gustavo Herrero(3)	54,070	82,392	Nil	Nil	136,462
Richard D. Paterson	68,660	82,392	Nil	Nil	151,052
Steven Reid(3)	59,649	82,392	Nil	Nil	142,041
Peter W. Tomsett	116,722	144,186	Nil	Nil	260,908

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2013.

(3)	Messrs. Herrero and Reid joined the Board on January 8, 2013. Mr. Brodie ceased to be a director on his death on February 24, 2013.

(4)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

DSU Plan

The Board adopted a DSU plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders. With the adoption of the DSU plan, our directors no longer receive option awards. Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Company’s common shares while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table sets out the compensation provided to our directors, other than Mr. Smith, taken in cash and DSUs, for the year ended December 31, 2013.

Name	Retainer Fees ($)(1)	Annual DSU Grant(1) ($)	Total Compensation Earned ($)(1)	Compensation taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	65,656	82,392	148,048	148,048	Nil
John R. Brodie, FCA(2)	16,736	20,598	37,334	20,598	16,736
Richard C. Campbell, MBE	63,081	82,392	145,473	82,392	63,081
Gustavo Herrero(2)	54,070	82,392	136,462	136,462	Nil
Richard D. Paterson	68,660	82,392	151,052	149,469	1,583
Steven Reid(2)	59,649	82,392	142,041	82,392	59,649
Peter W. Tomsett	116,722	144,186	260,908	257,474	3,433

(1)
Mr. Paterson was paid in US dollars. The remaining directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

(2)	Mr. Herrero and Mr. Reid joined the Board on January 8, 2013. Mr. Brodie ceased to be a director on his death on February 24, 2013.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

Outstanding Option- and Share-Based Awards

The following table sets out all outstanding option- and share-based awards for each of our directors, other than Mr. Smith, at December 31, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of DSUs that have not vested (#)	Market or payout value of DSUs that have not vested ($)	Market or payout value of vested DSUs not paid out or distributed ($)(1)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	354,030
Richard C. Campbell, MBE	N/A	N/A	N/A	N/A	Nil	Nil	222,204
Gustavo Herrero	N/A	N/A	N/A	N/A	Nil	Nil	126,333
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	367,035
Steven Reid	N/A	N/A	N/A	N/A	Nil	Nil	75,758
Peter W. Tomsett	N/A	N/A	N/A	N/A	Nil	Nil	651,235

(1)
Deferred share units vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our shares on the TSX on December 31, 2013 (C$7.37). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0636 at December 31, 2013.

(2)	No options are held by directors and, if approved, amendments to the stock option plan will remove directors as eligible participants under that plan.

DSU Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of DSU Plan awards for each of our directors, other than Mr. John Smith, vested or earned during the year ended December 31, 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	N/A	82,392	N/A
John R. Brodie, FCA(2)	N/A	20,598	N/A
Richard C. Campbell, MBE	N/A	82,392	N/A
Gustavo Herrero(2)	N/A	82,392	N/A
Richard D. Paterson	N/A	82,392	N/A
Steven Reid(2)	N/A	82,392	N/A
Peter W. Tomsett	N/A	144,186	N/A

(1)	The amounts in this column represent the annual DSU award provided to directors for 2013.

(2)	Mr. Herrero and Mr. Reid joined the Board on January 8, 2013. Mr. Brodie ceased to be a director on his death on February 24, 2013.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

Compensation advice

Independent Compensation Committee Consultant

The Compensation Committee retained Meridian Compensation Partners (“Meridian”) as its independent compensation advisor in the fourth quarter of 2013. The initial mandate for Meridian was to conduct a broad review of Silver Standard’s executive compensation programs and practices to support the Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian will provide ongoing assistance to the Compensation Committee as it seeks to refine executive and director compensation programs to ensure alignment with long-term strategic objectives and the interests of shareholders.

The Compensation Committee also used the services of Semler Brossy Consulting Group LLC (“Semler Brossy”) for specific consultative projects in 2012, including research on executive ownership guidelines and a review of director compensation.

Management Compensation Consultant

Management of the Company has since 2009 engaged The Hay Group Limited (“Hay Group”) for compensation review, proxy analysis and market data services.

Fees Paid to Compensation Consultants

The following table sets forth, by category, the fees billed by compensation consultants and advisors for the periods ended December 31, 2013 and December 31, 2012:

Fiscal Year	2012(1)			2013(2)
	Hay Group (3)	Meridian (4)	Semler Brossy (5)	Hay Group (3)	Meridian (4)	Semler Brossy (5)
Executive compensation related fees	$58,727	Nil	$27,274	$24,274	$4,001	Nil
All other fees	Nil	Nil	Nil	Nil	Nil	Nil
Total Fees	$86,001			$28,276

(1)	Invoices were received in Canadian dollars: amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 0.9996 for 2012.

(2)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

(3)	Hay Group fees are for services regarding comparative salary information.

(4)
Meridian fees are for services to the Compensation Committee regarding advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends.

(5)	Semler Brossy fees are for services regarding specific consultative projects, including director compensation and research on executive ownership programs.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2013, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (C$)	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by securityholders(1)	1,754,944	16.05	5,109,183
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,754,944	16.05	5,109,183

(1)	Numbers in this row refer to stock options to purchase securities of the Company pursuant to the Company’s Stock Option Plan.

(2)	The maximum number of shares reserved for issuance under the Company’s Stock Option Plan at any time is 8.5% of the Company’s issued and outstanding shares at that time.

If all 1,754,944 options outstanding at December 31, 2013 were exercised for common shares, the common shares which would be issued upon such exercise would total approximately 2.17% of the issued and outstanding common shares at December 31, 2013 on a non-diluted basis. If all 5,109,183 options available for grant were granted and exercised, the common shares which would be issued upon such exercise would constitute 6.33% of the currently issued and outstanding common shares on a non-diluted basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

MANAGEMENT CONTRACTS

All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the company and its subsidiaries.

SCHEDULE A

ADVANCE NOTICE POLICY
(Adopted by the Board of Directors with immediate effect on February 21, 2014)

SILVER STANDARD RESOURCES INC.
(the “Company”)

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient annual general meeting or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general meeting or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general meeting or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)
by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be given:

(a)
in the case of an annual general meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual general meeting is made, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders is given.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual general meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

2

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chair. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if so determined that any proposed nomination is not in compliance with such foregoing provisions, to make a final and conclusive declaration that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the applicable published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.
Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.
EFFECTIVE DATE

This Policy was approved and adopted by the Board on February 21, 2014 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

3

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

4

SCHEDULE B
SILVER STANDARD RESOURCES INC.
STOCK OPTION PLAN

Proposed for Approval by the
Shareholders on May 9, 2014

TABLE OF CONTENTS

Page
ARTICLE 1 DEFINITIONS AND INTERPRETATION	- 1 -
1.1 DEFINITIONS	- 1 -
1.2 CHOICE OF LAW	- 5 -
1.3 HEADINGS	- 5 -
1.4 SINGULAR/PLURAL	- 5 -
ARTICLE 2 PURPOSE AND PARTICIPATION	- 5 -
2.1 PURPOSE	- 5 -
2.2 PARTICIPATION	- 5 -
2.3 NO CERTIFICATES	- 5 -
2.4 LIMITATION	- 6 -
ARTICLE 3 TERMS AND CONDITIONS OF OPTIONS	- 6 -
3.1 ISSUANCE OF SHARES	- 6 -
3.2 NUMBER OF SHARES	- 6 -
3.3 TERM OF OPTION	- 6 -
3.4 TERMINATION OF OPTION	- 6 -
3.5 EXERCISE PRICE	- 7 -
3.6 ADDITIONAL TERMS	- 7 -
3.7 ASSIGNMENT OF OPTIONS	- 7 -
3.8 ADJUSTMENTS	- 8 -
3.9 VESTING	- 8 -
3.10 CHANGE OF CONTROL	- 8 -
ARTICLE 4 EXERCISE OF OPTION	- 8 -
4.1 EXERCISE OF OPTION	- 8 -
4.2 ISSUE OF SHARE CERTIFICATES	- 8 -
4.3 CONDITIONS OF ISSUE	- 8 -
4.4 FULLY PAID AND FINANCIAL ASSISTANCE	- 8 -
4.5 CASHLESS EXERCISE/SAR ELECTION	- 9 -
ARTICLE 5 ADMINISTRATION	- 9 -
5.1 ADMINISTRATION	- 9 -
5.2 INTERPRETATION	- 9 -
ARTICLE 6 AMENDMENT AND TERMINATION	- 9 -
6.1 AMENDMENT, MODIFICATION OR TERMINATION OF THE PLAN	- 9 -
6.2 TERMINATION	- 10 -
ARTICLE 7 GENERAL	- 11 -
7.1 WITHHOLDING TAXES	- 11 -
7.2 SECTION 409A	- 11 -
7.3 AGREEMENT	- 11 -
7.4 PRIOR PLAN	- 12 -

- i -

STOCK OPTION PLAN
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set out below:

“Administrator” means the Corporate Secretary of the Company or such other director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

“Award Date” means the date on which the Board awards a particular Option;

“Blackout Period” means, in respect of an Option Holder, a period during which such Option Holder is prohibited from trading in securities of the Company pursuant to applicable Securities Laws or any existing policy of the Company;

“Board” means the board of directors of the Company or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant options under the Plan;

“Cause” means:
(a)“Cause” as such term is defined in the written employment agreement, if any, between the Company and the Employee; or

(b)in the event there is no written employment agreement between the Company and the Employee or “Cause” in not defined in the written employment agreement between the Company and the Employee, the usual meaning of just cause under the common law or the laws of British Columbia;
“Change of Control” means the occurrence of one or more of the following events:
(a)    individuals who, as of the date of this Agreement, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the date of this Agreement and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest, shall be deemed an Incumbent Director;
(b)    any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company (the “Company Voting Securities”); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:
(i)     by the Company or any subsidiary;

(ii)	by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

(iii)	by any underwriter temporarily holding securities pursuant to an offering of such securities;
(iv)     pursuant to a Non-Qualifying Transaction (as defined in paragraph (c)); or

(v)
from the Company pursuant to a transaction (other than one described in paragraph (c) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (v) shall not constitute a Change of Control under this paragraph (b);

(c)    the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

(i)
Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (A) the entity resulting from such Business Combination (the “Surviving Entity”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”);

(ii)
no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 25% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); or

(iii)
at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a “Non-Qualifying Transaction”);

(d)    the approval by directors or shareholders of the Company of a complete liquidation or dissolution of the Company;
(e)    a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an affiliate within the meaning of the Securities Act (British Columbia) or pursuant to a Non-Qualifying Transaction; or

(f)    any determination by the majority of Incumbent Directors of the Company that a Change of Control has occurred.
“Company” means Silver Standard Resources Inc.;

“Employee” means an individual who:

(a)is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)works full-time for the Company or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)works for the Company or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exercise Period” means the period during which a particular Option may be exercised and, subject to the provisions of the Plan, is the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

“Expiry Date” means the date determined in accordance with paragraphs 3.3 and 3.4 and after which a particular Option cannot be exercised;

“Insider” has the meaning given to it in the Securities Act (British Columbia);

“Market Price” means, as at any date, the volume weighted average trading price of the Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Shares has occurred over the relevant period) over the five trading days on which a board lot was traded immediately preceding such date, calculated by dividing the total value of all such trades by the total volume of Shares so traded, subject to any conditions or restrictions imposed by the TSX; and with respect to a U.S. Director, to the extent required by Section 409A, Market Price means the greater of the volume weighted average trading price of the Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over (i) the five trading days on which a board lot was traded immediately preceding such date, calculated as set forth above, or (ii) the single trading day immediately preceding such date; provided that, if the Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Price shall be the market value of a Share as determined by the Board acting in good faith;
“Option” means an option to acquire Shares, or, in the circumstances contemplated by paragraph 4.5, to receive payment of an amount of money from the Company, awarded to an Employee or Service Provider pursuant to the Plan;

“Option Holder” means an Employee or Service Provider or former Employee or Service Provider, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“Personal Representative” means:

(a)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(b)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means this stock option plan;

“Regulatory Authorities” means all stock exchanges and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory authorities having jurisdiction over the Company;

“Section 409A” means Section 409A of the US Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and orders in relation thereto in force from time to time that are applicable to the Company;

“Security Based Compensation Arrangements” has the meaning ascribed to it by the TSX Company Manual;

“Service Provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more;

“Shares” means the common shares without par value of the Company;
“Subsidiary” means any corporation which is a subsidiary of the Company for the purposes of the Business Corporations Act (British Columbia);

“Termination Date” means:

(a)
in the case of the resignation of the Option Holder as an Employee of the Company, the date that the Option Holder provides notice of his or her resignation as an Employee of the Company to the Company; or

(b)
in the case of any other termination of the Option Holder’s employment with the Company by the Company for any reason other than death, the date that the Company provides notice of termination of the Option Holder’s employment to the Option Holder; or

(c)
in the case of the termination of the written contract of the Option Holder to provide services to the Company, the date that one of the parties to the written contract provides notice of termination of the written contract to the other party;

“TSX” means the Toronto Stock Exchange; and

“Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

1.2	Choice of Law
The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3	Headings and References
The headings used herein are for convenience only and are not to affect the interpretation of the Plan. References to numbered paragraphs are to such numbered paragraphs of the Plan. References to “herein”, “hereunder” and “hereof” and similar terms are references to the Plan as a whole.

1.4	Singular and Plural
Unless the context requires otherwise, words in the singular include the plural and words in the plural include the singular.
ARTICLE 2
PURPOSE AND PARTICIPATION

2.1	Purpose
The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Employees and Service Providers, to reward such of those Employees and Service Providers as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Employees and Service Providers to acquire Shares as long term investments.

2.2	Participation
The Board shall, from time to time and in its sole discretion, determine those Employees and Service Providers, if any, to whom Options are to be awarded. The Board may only grant options to an Employee or Service Provider if such Employee or Service Provider is a bona fide Employee or Service Provider of the Company or any of its Subsidiaries. The Board may, in its sole discretion, grant the majority of the Options granted on any particular occasion to Insiders. However, in no case will:

(e)	Options to acquire more than 5% of the issued and outstanding Shares be granted to any one individual in any one year period;

(f)
the maximum number of Shares issuable to Insiders pursuant to the Plan, together with the maximum number of Shares issuable to Insiders pursuant to all other Security Based Compensation Arrangements, at any time exceed 8.5% of issued and outstanding Shares;

(g)
the maximum number of Shares issued to Insiders pursuant to the Plan, together with the maximum number of Shares issued to Insiders pursuant to all other Security Based Compensation Arrangements, within a one year period, exceed 8.5% of the issued and outstanding Shares.

2.3	No Certificates
No certificates shall be issued with respect to Options. All records relating to the Options shall be maintained in the Company’s electronic compensation plan system. A copy of the Plan shall be available to Option Holders on the Company’s electronic compensation plan system.

2.4	Limitation
The Plan does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Company and does not give any Option Holder that is a Service Provider the right to be or to continue to be retained as a Service Provider by the Company. An Option Holder shall not have any rights as a shareholder of the Company with respect to any Shares issuable upon the exercise of any Option until such Option has been duly exercised in accordance with the terms and conditions of the Plan and such Shares have been issued to such Option Holder.
ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1	Issuance of Shares
The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares the issuance of which shall have been authorized by the Board.

3.2	Number of Shares
Subject to adjustment as provided for in paragraph 3.8, the number of Shares which will be available for issuance pursuant to Options granted under the Plan, and under any predecessor Plan approved by the Company’s shareholders, at any time will not exceed 8.5% of the issued and outstanding Shares at such time. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which the Option expired or terminated shall again be available for the purposes of the Plan.

3.3	Term of Option
Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall be no later than the tenth anniversary of the Award Date of such Option.

3.4	Termination of Option
Subject to such other terms or conditions as may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded (or amended) and the date established, if applicable, in subparagraphs (a) to (c) below:

(a)	Death of Option Holder
In the event that the Option Holder should die while he or she is still an Employee (if he or she holds his or her Option as an Employee), or a Service Provider (if he or she holds his or her Option as a Service Provider), the Expiry Date shall be the first anniversary of the Option Holder’s date of death.

(b)	Ceasing to be an Employee or Service Provider
In the event that the Option Holder holds his or her Option as an Employee or Service Provider of the Company and such Option Holder ceases to be an Employee or Service Provider of the Company other than by reason of death, unless otherwise determined by the Board, the Expiry Date of the Option shall be:

(i)
the Termination Date, if the Option Holder ceases to be an Employee of the Company as a result of termination for Cause or as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(ii)
on the resignation of an Employee or on termination other than for Cause, 30 days after the date set out in the termination notice delivered by the Company to the Employee or the resignation notice delivered by the Employee to the Company, as the case may be, as the last day the Employee will be an Employee of the Company; and

(iii)	in respect of a Service Provider, the earlier of the Termination Date, if any, and the date of expiration of the agreement for services between the Service Provider and the Company;

Notwithstanding anything contained herein, in no case will an Option be exercisable later than the Expiry Date of such Option fixed by the Board at the time the Option is awarded to the Option Holder; provided, however, that if the term of an Option expires during a Blackout Period or within 10 business days after the date on which the Blackout Period ends, then the term of such Option shall be extended to the date which is 10 business days after such date on which the Blackout Period ends. In no case shall an Option held by a U.S. Option Holder be exercisable later than (i) the Expiry Date of such Option fixed by the Board at the time the Option is awarded to the Option Holder and (ii) the end of the calendar year in which such Expiry Date falls.

3.5	Exercise Price
The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as approved by the Board and in any event shall not be less than the Market Price of the Shares as of the Award Date.

Notwithstanding anything else contained herein, in no case will the Exercise Price be less than the minimum prescribed by the TSX or any other applicable stock exchange as of the relevant Award Date.

3.6	Additional Terms
Subject to all applicable Securities Laws, the Board may attach other terms and conditions to the grant of a particular Option which may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a date other than as provided for herein;

(b)
providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)	providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events; and

(d)
providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United States of America, and otherwise meets the statutory requirements, be treated as an “Incentive Stock Option” as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7	Assignment of Options
Options may not be assigned or transferred; provided, however, that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8	Adjustments
If, prior to the complete exercise of an Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of an Option and, accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9	Vesting
Options will vest as and when determined by the Board; provided, however, that if no such determination has been made in respect of an Option, such Option will vest on the basis of: 1/3 one year after the Award Date; 1/3 two years after the Award date; and 1/3 three years after the Award Date.
In respect of an Option granted to an Employee or Service Provider of the Company, upon such Employee or Service Provider ceasing to be an Employee or Service Provider of the Company, any Option granted to such Employee or Service Provider shall cease to vest on the Termination Date.

3.10	Change of Control
In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to paragraph 3.9, if applicable.
ARTICLE 4
EXERCISE OF OPTION

4.1	Exercise of Option
An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date through the Company’s electronic compensation plan system and by delivering to the Administrator a certified cheque or bank draft payable to “Silver Standard Resources Inc.” in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2	Issue of Share Certificates
As soon as practicable following the receipt of the Exercise Price, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased.

4.3	Conditions of Issue
The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities relating to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all Securities Laws and to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with the Company in complying with, such Securities Laws.

4.4	Fully Paid and Financial Assistance
The Company will not issue any Shares pursuant to the exercise of Options until it has received the full consideration for the issuance of such Shares. The Company will not provide financial assistance to an Option Holder to assist him or her in exercising his or her Option; provided, however, that the Board may, in its discretion, authorize the Administrator to make arrangements with one or more investment dealers to make loans to the holders of Options of the funds required by them to pay all or a portion of the aggregate Exercise Price payable upon the exercise of Options. Such arrangements, if any, will be solely between any such investment dealer and holder of Options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.

4.5	Cashless Exercise/SAR Election
Notwithstanding any other provision of the Plan, with the approval of the Board (which may be withheld entirely in the sole and unfettered discretion of the Board), an Optionee may, in lieu of exercising an Option as provided in paragraph 4.1, elect to exercise such Option by written notice to the Company specifying that the Option Holder is subscribing for the number of Shares to which the Option Holder is entitled on exercise of the Option without payment of the Exercise Price therefor. The number of Shares to be issued or otherwise provided to the Option Holder upon such an election is the number obtained by dividing (a) the difference between the Market Price as of the date of receipt by the Company of such notice and the Exercise Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price, by (b) the Market Price as of the date of receipt by the Company of such notice. Upon any such an election, the Company may, at the discretion of the Board, instead of issuing or otherwise providing to the Option Holder the number of Shares calculated in accordance with the preceding sentence, pay to the Option Holder by cheque the amount of money calculated in accordance with clause (a) of such sentence.
ARTICLE 5
ADMINISTRATION

5.1	Administration
The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any senior officer or employee of the Company such administrative duties and powers as it may see fit in connection with the Plan.

5.2	Interpretation
The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant hereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.
ARTICLE 6
AMENDMENT AND TERMINATION

6.1	Amendment, Modification or Termination of the Plan
The Board reserves the right to amend, modify or terminate the Plan or Options granted under the Plan at any time if and when it is considered advisable in the discretion of the Board. However, shareholder approval shall be required in respect of:

(a)
any amendment to the number of Shares (or other securities) issuable under the Plan, including amendments to increase any of the limits on the number of Options that may be granted as set out in paragraph 2.2;

(b)	any amendment which reduces the Exercise Price of an Option (including by cancelling and reissuing stock options);

(c)	any amendment to the transferability or assignability of an Option, except as otherwise permitted by the Plan;

(d)	any amendment extending the term of an Option beyond its original Expiry Date, except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by shareholders under applicable law.

Where shareholder approval is sought for amendments under clauses (b) and (d) above, the votes attached to Shares held directly or indirectly by Option Holders who would benefit from the amendment will be excluded.
Other than as specified above, the Board may approve all other amendments to the Plan or Options granted under the Plan in its discretion without shareholder approval. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(a)
amendments of a “housekeeping” or ministerial nature, including, without limitation, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules of the TSX or any other applicable stock exchange);

(c)	any amendment which increases the Exercise Price of an Option;

(d)	any expansion of the scope of persons eligible to participate in the Plan;

(e)	amendments respecting administration of the Plan;

(f)	any amendment to the vesting provisions of the Plan or any Option;

(g)
any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date of such Option; and

(h)	amendments necessary to suspend or terminate the Plan.

6.2	Termination
The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

ARTICLE 7

7.1	Withholding Taxes
As a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right to require (as a condition of exercise) an optionee to remit to the Company, the required amount to satisfy any taxes which are required to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan. In addition, the Company may elect in its sole direction, to satisfy the withholding requirement, in whole or in part, by withholding such number of shares as it determines are required to be sold by the Company to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the optionee and which shall be and are authorized to be deducted from the proceeds of the sale).

7.2	Section 409A
It is intended that the provisions of the Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Option Holder may not be reduced by, or offset against, any amount owing by the U.S. Option Holder to the Company or any of its affiliates. Notwithstanding anything in the Plan to the contrary, if a U.S. Option Holder becomes entitled to receive payment in respect of any Options as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Option Holder is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Board makes a good faith determination that (i) all or a portion of the Options constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Option Holder before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Option Holder’s date of death; in such event, the lump sum payment will be equal to the number of Options credited to the U.S. Option Holder’s account multiplied by the difference between the Exercise Price and the Market Price as of the expiration of such six-month period or the date of death.
Notwithstanding any provision of the Plan to the contrary, in the event that the Board determines that any amounts payable hereunder will be taxable to a U.S. Option Holder under Section 409A prior to payment to such U.S. Option Holder of such amount, the Company may (i) adopt such amendments to the Plan and Options and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Options hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

7.3	Agreement
The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder expressly agrees with the Company to be bound by the terms and conditions of the Plan.

7.4	Prior Plan
The Plan supersedes and replaces all predecessor stock option plans of the Company. All options previously granted by the Company that are outstanding as at the date of the Plan shall be deemed to be granted under the Plan and to be Options which are subject to the terms and conditions hereof.

SCHEDULE C

BOARD MANDATE

(approved May, 2013)
A.    PURPOSE
The Board of Directors (the "Board") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board's fundamental objectives are to enhance and preserve long‑term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Applicable Laws”). The majority of the directors and the Chair shall be independent as determined by Applicable Laws.

The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C.    OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.
D.    DUTIES AND RESPONSIBILITIES
The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1.    Legal Requirements
(a)    The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;
(b)    The Board has the statutory responsibility to:
(i)    supervise the management of the business and affairs of the Company;
(ii)    act honestly and in good faith with a view to the best interests of the Company;
(iii)    exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
(iv)    act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company's constating documents, the securities legislation of each province and territory of Canada in which the Company is a reporting issuer, the applicable rules and regulations of the US Securities and Exchange Commission, the rules and regulations of stock exchanges on which is securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market, and other relevant and applicable legislation and regulations. (“Applicable Laws”).
2.    Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.
3.    Strategy Determination
The Board has the responsibility to:
(a)at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;
(b)approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(c)approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
(d)approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;
(e)approve material divestitures and acquisitions;
(f)monitor the Company's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;
(g)conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and
(h)review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.    Financial and Corporate Issues
The Board has the responsibility:
(a)to take reasonable steps to ensure the integrity and effectiveness of the Company's internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal control and management information systems;
(b)to review operating and financial performance relative to budgets and objectives;
(c)to approve the annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;
(d)to approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;
(e)upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit services; and
(f)to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.
5.    Managing Risk
The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.
6.    Appointment, Training and Monitoring Senior Management
The Board has the responsibility:
(a)    to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance against corporate and personal goals and objectives, to determine compensation for the CEO, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO's duties;
(b)to approve the appointment and remuneration of all senior officers, acting upon the advice of the Compensation Committee and the CEO;
(c)to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company;
(d)    to approve certain decisions relating to senior officers, including:
(i)the appointment and discharge of senior officers;
(ii)compensation and benefits for senior officers;

(iii)acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and
(iv)employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;
(e)    to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers.
7.    Policies, Procedures and Compliance
The Board has the responsibility:
(a)    to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
(b)to approve and monitor compliance with significant policies and procedures by which the Company is operated;
(c)to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;
(d)to ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and
(e)to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
8.    Governance
The Board has the responsibility:
(a)to appoint Board committees and delegate to those committees any appropriate powers of the Board;
(b)to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;
(c)to develop the Company’s approach to corporate governance; and
(d)to review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.
9.    Reporting and Communication
The Board has the responsibility:
(a)to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;
(c)to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;
(d)to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;
(e)to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management, discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and
(f)to report to shareholders on its stewardship of the affairs of the Company for the preceding year.
E.    INDIVIDUAL DIRECTORS

Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise incomparable circumstances. In addition, each Director shall have the following responsibilities:

1.     Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a)     represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;
(b)     advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;
(c)     provide constructive counsel to and oversight of management;
(d)     respect the confidentiality of information and matters pertaining to the Company;
(e)     maintain his or her independence, generally and as defined under Applicable Laws;
(f)     be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.
2.     Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)     comply with the Company’s governance policies;
(b)     disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and
(c)     disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.     Responsibilities of Diligence

Each Director has the responsibility to:

(a)     prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;
(b)     attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and
(c)     as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.     Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)     participate fully and frankly in the deliberations and discussions of the Board;
(b)     encourage free and open discussion of the Company’s affairs by the Board;
(c)     establish an effective, independent and respected presence and a collegial relationship with other Directors;
(d)    focus inquiries on issues related to strategy, policy, and results;
(e)     respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;
(f)     communicate with the Chair and other Directors between meetings when appropriate;
(g)     maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and
(h)     think, speak and act in a reasoned, independent manner.

5.     Responsibilities of Committee Work

Each Director has the responsibility to:

(a)     participate on committees and become knowledgeable about the purpose and goals of each committee; and
(b)     understand the process of committee work and the role of management and staff supporting the committee.

6.     Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)     become generally knowledgeable about the Company’s business and its industry;
(b)     participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;
(c)     maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;
(d)     become acquainted with the senior officers and key management personnel; and
(e)     gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.
F.    BOARD CHAIR

1.    Appointment of Chair

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Applicable Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.
2.    Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company's expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

3.    Duties

The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in these terms of reference. In particular, the Chair shall:

(a)    organize the Board to function independently of management;

(b)    promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;
(c)    ensure the Board has the opportunity to meet without members of management present on a regular basis;
(d)    determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;
(e)    manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;
(f)    co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(g)    provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;
(h)    preside as chair of each meeting of the Board;
(i)    preside as chair of each meeting of the shareholders of the Company;
(j)    communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and
(k)    ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G.    COMMITTEE CHAIRS
1.    Appointment

The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Applicable Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

2.    Duties

The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)    organize the Committee to function independently of management;

(b)    ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c)    determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d)    manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e)    co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f)    provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee's mandate;

(g)    preside as chair of each meeting of the Committee; and

(h)    communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.